SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Celulosa Arauco y Constitución, S.A.

                                 (Registrant)

Date: April 30, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities are at year end, as follows:

Assets	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current assets	2,808,321	2,785,517
Non-current assets	11,685,074	11,474,097

Total assets	14,493,395	14,259,614

Liabilities	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current liabilities	1,682,016	1,546,728
Non-current liabilities	5,766,839	5,747,127
Non –parent participation	52,242	74,437
Net equity attributable to parent company	6,992,298	6,891,322

Total net equity and liabilities	14,493,395	14,259,614

As of December 31, 2013, total assets increased US$234 million compared to December 31, 2012, equivalent to 1.64% of variation. This deviation is mainly attributable to an increase in the balance of cash and cash equivalents of inventories and properties, plant and equipment, partially offset by a decrease in trade debtors and other accounts receivables and assets held for sale.

Moreover, liabilities increased US$155 million mainly attributable to an increase in nonfinancial liabilities, which itself was a result of an increase in the provision of minimum dividends and an increase in financial liabilities by higher loan balances with financial institutions.

The main financial and operating indicators relating to balance are as follows:

Liquidity ratios	12-31-2013	12-31-2012
Current Liquidity (current assets / current liabilities )	1.67	1.80
Acid ratio (( current assets-inventories, biological assets) / Current liabilities )	0.98	1.10

Debt indicators	12-31-2013	12-31-2012
Debt to equity ratio (total liabilities / equity)	1.06	1.05
Short-term debt to total debt (current liabilities / total liabilities)	0.23	0.21
Long-term debt to total debt (non-current liabilities / total liabilities)	0.77	0.79

	12-31-2013	12-31-2012
Financial expenses coverage ratio (earnings before Taxes + interest expense / interest expense)	3.36	2.31

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	12-31-2013	12-31-2012
Inventory turnover-times (cost of sales / inventories + current biological assets))	3.17	2.91
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.13	3.89
Inventory permanence-days ( Inventories + biological assets)) /cost of sales)	113.47	123.57
Inventory permanence (excluding biological assets) (inventory / cost of sales)	87.18	92.47

The current liquidity ratio and the acid-test ratio decreased in 2013 as compared with 2012, because of a net increase in current liabilities and a net decrease in current assets, mainly on sale of assets held for sale and a decrease in balance of trade and other receivables.

As of December 31, 2013, the short-term debt represented 23% of total liabilities (21% as of December 31, 2012).

The ratio of financial expenses covered represents an increase of 2.31 to 3.36. This increase is mainly attributable to a greater proportional result for the 2013 period, compared to the same period of 2012.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$549 million compared to a profit of US$310 million in the same period of the previous year, positive variation of US$239 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	453
Other income by function	(23)
Distribution and administrative expenses	(136)
Other expenses by function	(31)
Result in related companies	(12)
Other item	(12)

Net change in income before income tax	239

Gross Margin represents a profit of U.S.$1,588 million, U.S.$453 million higher compared to the previous period (U.S.$1,135 million) caused by a proportional increase in sales volumes and a net increase in sales prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2013 ThU.S$	12-31-2012 ThU.S$
Pulp	2,180,756	1,996,739
Sawn timber	829,924	765,439
Panels	1,940,860	1,331,981
Forestry	160,490	172,972
Other	33,470	31,532

Total revenues	5,145,500	4,298,663

Sales costs	12-31-2013 ThU.S$	12-31-2012 ThU.S$
Wood	869,036	861,401
Forestry work	631,749	589,023
Depreciation	271,708	236,671
Other costs	1,784,717	1,476,337

Total sales costs	3,557,210	3,163,432

Profitability index	12-31-2013	12-31-2012
Profitability on equity	5.98	2.01
Profitability on assets	2.91	1.05
Return on operating assets	3.90	1.69

Profitability ratios	12-31-2013	12-31-2012
Income per share (U.S.$) (1)	3,41	1,23
Income after tax (ThU.S.$) (2)	418,577	143,541
Gross margin (ThU.S.$)	1,588,290	1,135,231
Financial costs (ThU.S.$)	(232,843)	(236,741)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	12-31-2013 ThU.S$	12-31-2012 ThU.S$
Gain (loss)	418.6	143.5
Finance cost	232.8	236.7
Financial Income	(19.1)	(23.5)
Expenses for income tax	130.4	166.8
EBIT	762.7	523.6
Depreciation and amortization	317.6	252.4
EBITDA	1,080.4	776.0
Cost at fair value of the harvest	320.9	311.8
Gain from changes in fair value of biological assets	(269.7)	(243.3)
Exchange difference	11.8	17.2
Adjusted EBITDA	1,143.4	861.7

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

The fourth quarter of 2013 showed a steady global demand. Some markets had a lower activity but the demand was compensated with higher demand in other zones. For example Europe still is in a difficult situation but in North America we had a better scenario, and Asia is steady. Prices of long fiber in Asia, the biggest market of this type of fiber, rose in the fourth quarter; the prices for short fiber were steady with some small increases.

Regarding the world inventories in the fourth quarter, long fiber inventories stood stable compared to the prior quarter, 27 days, but there was a decrease in October that helped with the rise of prices. Short fiber inventories decreased in 3 days, from 42 to 39 during the period, but the prices were not affected because the inventories remained at relatively high levels, 12 more days than long fiber and a market size slightly bigger.

Asia showed a stable demand and the main factor influencing prices was supply. The supply in long fiber was lower than expected partly due to startup problems in a new Russian mill. Prices rose more than 7% in the period. Supply of unbleached long fiber, during the first half of the year was already restricted due to the closure of production lines, and the consumption of the inventories resulted in a more than 10% price increase. Even in China the local prices of this product exceeded the price of Northern bleached softwood kraft pulp (NBSK).

However, short fiber prices only had a small increase, between 1.5% and 2%, mainly explained by an oversupply and new capacity start-up expectations: Montes del Plata and the new mill of Suzano in Brazil. The Asian paper market remains under heavy pressure and even when the inventories decreased, it was not enough to raise prices; therefore producers in general remained having low margins, except the case of Tissue margins, which have decreased but remain attractive.

In Europe the situation in general is more complex due to the decrease in economic activity reflected in lower demand for graphic paper and the closure of paper production lines, releasing even more pulp to the market. The above mentioned restricted the price increase even for the long fiber that only rose 4%, resulting in a price approximately 4% lower than the price in Asia, this gap was only 1.5% at the end of the third quarter. The short fiber situation is similar. Prices stood stable therefore the price gap with Asia increased, but in a lower grade than long fiber, reaching approximately the range of 2% and 3.5%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Latin America followed world trends, with more attractive prices, but it is a relatively small market with low opportunities to increase sales volume. However, it is a relatively important market for unbleached long fiber.

The Fluff pulp market is very competitive, especially the Brazilian market which can be reached, with quite competitive conditions, by the capacity expansions of producers in the south of EEUU. In fact, it is more expensive to reach the north of Brazil with the mill of Alto Parana, north of Argentina, than with the mills in the south of EEUU.

During the fourth quarter, the production levels of Arauco were affected by the startup of the Nueva Aldea mill after the annual scheduled maintenance stop. This influenced the productions levels in October and partly November. The other mills of our Company kept normal production levels.

Sawn Timber Division

The real estate market and the construction market in the United States had an upturn during the year 2013, closing the year with 999,000 Housing Starts, which represent a growth of 17.5% when compared with the previous year. The actual levels of construction are still below the last 10 year average.

During the fourth quarter in the United States the price of moldings was steady without variations when compared with the third quarter, on the other hand the sales of molding in the United States showed a decrease, which is normal for this time of the year.

The markets showed a steady behavior during the fourth quarter. Prices did not show an important difference when compared with the previous quarter. Production volumes was in line with sales volume.

Panels Division

The sales of our panel division (MDF, PBO, Plywood and HB) during 2013 closed with a 46% increase respect to the prior year, while the sales in the fourth quarter of 2013 increased an 11% compared to the same quarter of 2012.

On the other hand, volume sales during 2013 increased 45% compared to 2012, and a 6% increase in the 4th quarter respect to the same quarter of 2012. This strong growth in volume is explained by supply of MDF and PBO from Flakeboard in North America and also because of the new MDF line in Jaguariaiva, Brazil.

During the fourth quarter of the year, plywood sales volume had a 4% drop compared to the third quarter of this year, and a 25% decrease in 2013 respect to 2012. This is mainly explained by higher sales from inventories that the Nueva Aldea mill had before the 2012 wildfire, and a lower production at the last months of 2013 due to the installment of new equipment in Arauco’s mill.

In the case of MDF, sales volume during the last quarter of 2013 decreased 6% respect to the prior quarter of the year due to lower shipments because of seasonal effects, and respect to the fourth quarter of 2012 the sales volume increased 11%. The accumulative volume sales during 2013 was nearly 50% higher than 2012. It is worth mentioning the recovery that has shown the MDF moldings, which is directly related with the recovery of the North American housing market, this recovery resulted in a 20% sales increase compared to 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Sales volume of PBO experienced a decline of 4% compared to the third quarter of this year, explained by lower sales in the Argentinian and North American domestic market mainly in December. On the other hand when compared to the fourth quarter of 2012, volume sales increased 7% and the cumulative sales during 2013 grew 85% respect to the prior year. This increase was driven by our supply growth from the North American operations.

5.ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	897,720	442,394
Cash flow from financing activities:
Loan and bond payments	134,765	1,253,842
Dividend payments	(140,054)	(196,816)
Others	(2,487)	(1,544)
Cash flow from investment activities:
Purchase and sales of permanent investments (net)	—	(264,474)
Incorporation and sale of property, plant and equipment	(528,749)	(946,708)
Incorporation and sale of biological assets	(184,252)	(136,649)
Dividends received	18,562	3,531
Others	6,819	(1,549)

Positive Net cash flow (negative)	202,324	152,027

The operating cash flow has a negative balance of U.S.$8 million in the current year, with differences with respect to the previous year (positive balance of U.S. $1,055 million). Mainly due to higher borrowings in 2012.

In relation to the flow of investment at the end of current period has a lower decrease of U.S.$ 688 million (U.S.$ 1,346 million in 2012), mainly due to higher investment (purchase of panels plant in the United States and Canada) and higher payments for acquisition of property, plant and equipment in 2012.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2013, a ratio of fixed rate debt to total consolidated debt of approximately 78.3%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements December 31, 2013, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2013 ThU.S.$	12-31-2012 Restated ThU.S.$	01-01-2012 Restated ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	667,212	488,498	336,367
Other current financial assets	23	3,089	6,105	1,388
Other current non-financial assets	25	188,964	221,214	219,416
Trade and other current receivables	23	711,678	835,932	747,319
Accounts receivable from related companies	13	8,243	8,851	4,184
Current Inventories	4	900,590	822,376	799,536
Current biological assets	20	256,957	262,498	286,149
Current tax assets		61,174	56,959	37,153

Total Current Assets other than assets or disposal groups classified as held for sale		2,797,907	2,702,433	2,431,512

Non-Current Assets or disposal groups classified as held for sale	22	10,414	83,084	15,293
Total Current Assets		2,808,321	2,785,517	2,446,805
Non-Current Assets
Other non-current financial assets	23	48,778	69,643	52,358
Other non-current non-financial assets	25	125,052	125,254	105,942
Trade and other non-current receivables	23	40,729	62,477	78,596
Investments accounted for using equity method	15-16	349,412	382,427	362,798
Intangible assets other than goodwill	19	99,651	105,234	18,164
Goodwill	17	88,141	94,978	59,124
Property, plant and equipment	7	7,137,467	6,816,742	5,952,497
Non-current biological assets	20	3,635,246	3,610,572	3,591,985
Deferred tax assets	6	160,598	206,770	135,890
Total non-Current Assets		11,685,074	11,474,097	10,357,354
Total Assets		14,493,395	14,259,614	12,804,159

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2013 ThU.S.$	12-31-2012 Restated ThU.S.$	01-01-2012 Restated ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	893,605	844,182	259,305
Trade and other current payables	23	630,980	572,646	459,198
Accounts payable to related companies	13	14,406	9,168	9,785
Other current provisions	18	9,696	9,176	8,900
Current tax liabilities		4,472	12,264	144,989
Current provisions for employee benefits	10	3,814	3,945	3,307
Other current non-financial liabilities	25	125,043	95,347	224,160
Total Current Liabilities		1,682,016	1,546,728	1,109,644
Non-Current Liabilities
Other non-current financial liabilities	23	4,156,992	4,133,895	3,232,041
Non-current Payables		361	—	—
Other non-current provisions	18	24,167	13,285	9,688
Deferred tax liabilities	6	1,462,295	1,455,052	1,261,945
Non-current provisions for employee benefits	10	42,170	43,491	36,102
Other non-current non-financial liabilities	25	80,854	101,404	124,589
Total non - current liabilities		5,766,839	5,747,127	4,664,365
Total liabilities		7,448,855	7,293,855	5,774,009
Equity
Issued capital		353,618	353,176	353,176
Retained earnings		7,004,640	6,757,795	6,683,252
Other reserves		(365,960)	(219,649)	(96,821)

Equity attributable to parent company		6,992,298	6,891,322	6,939,607

Non-controlling interests		52,242	74,437	90,543
Total equity		7,044,540	6,965,759	7,030,150

Total equity and liabilities		14,493,395	14,259,614	12,804,159

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-December
		2013 ThU.S.$	2012 Restated ThU.S.$	2011 ThU.S.$
Income Statement

Revenue	9	5,145,500	4,298,663	4,374,495
Cost of sales	3	(3,557,210)	(3,163,432)	(2,882,455)
Gross profit		1,588,290	1,135,231	1,492,040
Other income	3	385,055	408,251	475,014
Distribution costs	3	(523,587)	(452,760)	(477,628)
Administrative expenses	3	(544,694)	(479,625)	(415,521)
Other expense	3	(136,812)	(105,325)	(90,313)
Other gains (losses)		—	16,133	—
Profit (loss) from operating activities		768,252	521,905	983,592
Finance income	3	19,062	23,476	24,589
Finance costs	3	(232,843)	(236,741)	(196,356)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	6,260	18,933	(11,897)

Exchange rate differences		(11,797)	(17,245)	(26,643)
Income before income tax		548,934	310,328	773,285
Income Tax	6	(130,357)	(166,787)	(152,499)
Income from continuing operations		418,577	143,541	620,786
Profit (loss) from discontinued operations

Net Income		418,577	143,541	620,786

Net income attributable to

Net income attributable to parent company		385,657	138,883	612,553
Income attributable to non-controlling interests		32,920	4,658	8,233

Profit (loss)		418,577	143,541	620,786

Basic earnings per share
Earnings per share from continuing operations		0.0034081	0.0012274	0.0054135

Basic earnings per share		0.0034081	0.0012274	0.0054135

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0034081	0.0012274	0.0054135

Basic earnings per diluted share		0.0034081	0.0012274	0.0054135

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	January-December
		2013 ThU.S.$	2012 Restated ThU.S.$	2011 ThU.S.$
Profit (loss)		418,577	143,541	620,786
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans	10	(4,143)	(3,838)	—

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		2,222	445	(3,502)

Other Comprehensive Income that will not be reclassified to profit or loss before tax		(1,921)	(3,393)	(3,502)

Components of other comprehensive income that may be reclassified to profit or loss before tax:

Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(174,985)	(105,250)	(145,775)
Other Comprehensive Income before tax exchange differences on translation		(174,985)	(105,250)	(145,775)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	29,359	(23,188)	(12,767)

Other Comprehensive Income before tax Cash flow hedges		29,359	(23,188)	(12,767)

Other Comprehensive income that may be reclassified to profit or loss before tax		(145,626)	(128,438)	(158,542)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to defined benefit plans of other comprehensive income		829	768	—

Income tax relating to components of other comprehensive Income that may be reclassified to profit or loss before tax

Income tax relating to cash flow hedges of other comprehensive income	6-23	(4,850)	4,823	932

Other comprehensive income		(151,568)	(126,240)	(161,112)

Comprehensive income		267,009	17,301	459,674
Comprehensive Income attributable to

Comprehensive income, attributable to owners of parent company		239,346	16,055	456,978

Comprehensive income, attributable to non-controlling interests		27,663	1,246	2,696

Total comprehensive income		267,009	17,301	459,674

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2013	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013 as previously reported	353,176	(169,377)	(45,110)	—	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Increase (decrease) through Changes in Accounting policies			(906)	(3,070)	906	(3,070)	3,070	—		—
Opening balance restated	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:

Comprehensive income

Net income							385,657	385,657	32,920	418,577
Other comprehensive income, net of tax		(169,728)	24,509	(3,314)	2,222	(146,311)		(146,311)	(5,257)	(151,568)
Comprehensive income	—	(169,728)	24,509	(3,314)	2,222	(146,311)	385,657	239,346	27,663	267,009
Issue of Equity	442							442	(442)	—
Dividends							(138,812)	(138,812)	(29,760)	(168,572)
Increase (decrease) through for transfers and other changes equity								—	(17,392)	(17,392)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control						—		—	(2,264)	(2,264)
Changes in equity	442	(169,728)	24,509	(3,314)	2,222	(146,311)	246,845	100,976	(22,195)	78,781

Closing balance at 12/31/2013	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

12-31-2012	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	—	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Increase (decrease) through Changes in Accounting policies			(1,737)		1,737	0		0		0
Opening balance restated	353,176	(67,539)	(27,651)	0	(1,631)	(96,821)	6,683,252	6,939,607	90,543	7,030,150
Changes in Equity:
Comprehensive income
Net income							138,883	138,883	4,658	143,541
Other comprehensive income, net of tax		(101,838)	(18,365)	(3,070)	445	(122,828)		(122,828)	(3,412)	(126,240)
Comprehensive income	—	(101,838)	(18,365)	(3,070)	445	(122,828)	138,883	16,055	1,246	17,301
Dividends						—	(64,340)	(64,340)	(17,352)	(81,692)
Changes in equity	—	(101,838)	(18,365)	(3,070)	445	(122,828)	74,543	(48,285)	(16,106)	(64,391)
Closing balance at 12/31/2012 (restated)	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

12-31-2011	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	—	134	58,754	6,320,264	6,732,194	108,381	6,840,575
Changes in equity:
Comprehensive income:
Net income							612,553	612,553	8,233	620,786
Other comprehensive income, net of tax		(140,238)	(11,835)	—	(3,502)	(155,575)		(155,575)	(5,537)	(161,112)
Comprehensive income	—	(140,238)	(11,835)	—	(3,502)	(155,575)	612,553	456,978	2,696	459,674
Dividends							(249,565)	(249,565)		(249,565)
Increase (decrease) for transfer and other changes									(20,534)	(20,534)
Changes in equity	—	(140,238)	(11,835)	—	(3,502)	(155,575)	362,988	207,413	(17,838)	189,575

Closing balance at 12/31/2011	353,176	(67,539)	(25,914)	—	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2013 ThU.S.$	12-31-2012 Restated ThU.S.$	12-31-2011 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	5,609,104	4,735,391	4,606,542

Receipts from premiums and claims, annuities and other policy benefits	29,840	132,983	270,663

Other cash receipts from operating activities	408,257	292,281	276,650

Classes of cash payments

Payments to suppliers for goods and services	(4,117,942)	(3,869,977)	(3,532,728)

Payments to and on behalf of employees	(573,538)	(434,205)	(329,158)

Other cash payments from operating activities	(196,775)	(33,001)	(5,151)

Interest paid	(223,571)	(184,029)	(180,046)

Interest received	18,451	8,916	14,009

Income taxes refund (paid)	(55,272)	(203,178)	(138,621)

Other (outflows) inflows of cash, net	(834)	(2,787)	(1,643)

Net Cash flows from Operating Activities	897,720	442,394	980,517

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	—	(253,808)	(6,972)

Cash flow used to contributions in associates	—	(13,560)	(242,360)

Other cash receipts from sales of participations in joint ventures	—	6,607	—

Capital contributions to joint ventures	—	(3,713)	(177,397)

Loans to related parties	—	—	(199,666)

Proceeds from sale of property, plant and equipment	116,639	12,329	14,023

Purchase of property, plant and equipment	(645,388)	(959,037)	(591,328)

Proceeds from sales of intangible assets	—	3,250	—

Purchase of intangible assets	(5,889)	(8,623)	(7,619)

Proceeds from sale of other long-term assets	28,992	3,305	5,074

Purchase of biological assets	(213,244)	(139,954)	(139,360)

Cash receipts from repayment of advances and loans made to other parties classified as investing activities	5,000	—	—
Cash receipts from repayment of advances and loans made to related parties	—	—	134,166

Dividends received	18,562	3,531	1,720

Other outflows of cash, net	7,708	3,824	2,582

Cash flows used in Investing Activities	(687,620)	(1,345,849)	(1,207,137)

Cash flows from (used in) Financing Activities

Total loans obtained	1,351,682	2,230,205	713,624

Proceeds from short-term borrowings	394,464	1,328,634	—

Loans obtained in long term	957,218	901,571	713,624

Repayments of borrowings	(1,216,917)	(976,363)	(901,310)

Dividends paid by the parent company	(140,054)	(196,816)	(270,767)

Dividends paid by subsidiaries or special purpose companies	—	—	(20,745)

Other inflows of cash, net	(2,487)	(1,544)	(1,986)

Cash flows from (used in) Financing Activities	(7,776)	1,055,482	(481,184)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	202,324	152,027	(707,804)

Effect of exchange rate changes on cash and cash equivalents	(23,610)	104	(20,129)

Net increase (decrease) of Cash and Cash equivalents	178,714	152,131	(727,933)

Cash and cash equivalents, at the beginning of the period (*)	488,498	336,367	1,043,834

Cash and cash equivalents, at the end of the period	667,212	488,498	315,901

(*)	See Note 2

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (here after “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14 th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of December 31, 2013 are:

•	Consolidated Balance Sheets as of December 31, 2013 and 2012 and as of January 1, 2012.

•	Consolidated Statements of Income for the periods ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Changes in Equity for the periods ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Cash Flows for the periods ended December 31, 2013, 2012 and 2011.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

These consolidated financial statements were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 502 held on March 7, 2014, for the period ended at December 31, 2013.

Initials used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

ThUS$ - Thousands of U.S. dollars

UF - Inflation index-linked units of account

EBITDA - Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThUS$).

In these consolidated financial statements all relevant information required by IFRS has been presented.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. were consolidated into the financial statements of Arauco up to September 2013 which was the date where Arauco lost control of these investments. This transaction has not had significant effects in the consolidated financial statements.

All financial statements at December 31, 2012 and the Statement of Financial Position at January 1, 2012, have been adjusted to express the final determination of fair values to the investment in Flakeboard (Note 14) in accordance with IFRS3 and express the recognition of assets, liabilities and results according to their participation of investment in Uruguay, which qualifies as joint operations according to IFRS11 (Note 16)

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these consolidated financial statements.

a)	Basis for presentation of financial statements

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

•	Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

•	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

•	Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

•	Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigation. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances. Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity attributable to owners of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements corresponding to the periods ended December 31, 2013, 2012 and 2011 include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Reales and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Other reserves within -equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

•	A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the intent and ability to hold to maturity. They are initially recorded at fair value and after initial recognition, held-to- maturity investments are measured at amortized cost using the effective interest method less any impairment

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

h)	Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL. Arauco has determined that no embedded derivatives currently exist.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, under IAS 39.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged Item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated In equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the estimated retail value less the costs to carry out the sale, and are no longer amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of change in participation of the profit or loss in the statement of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are common control transactions are accounted using as reference the pooling of interest. Under this method, assets and liabilities related to the transaction carries over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is controlled in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value of forestry plantations are recognized in the line item Other income in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This means that generally revenues are recorded upon delivery of goods to customers in accordance with the agreed terms of delivery.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (Central Interconnected System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Economic Load Dispatch Center of the Central Interconnected System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

v) Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. An allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

z) Recent accounting pronouncements

a) The following accounting pronouncements were effective as of January 1, 2013:

New Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IAS 19 revised

Employee Benefits

Issued in September 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the disclosures of all employee benefits.

January 1, 2013

IAS 27 revised

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only to separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 1, 2013

IAS 28

Investments in associates and joint ventures

Issued in May 2011, regulates the accounting treatment of equity method investments in associates and joint ventures. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.

January 1, 2013

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces SIC 12 “Consolidation of special purpose entities” and parts of IAS 27” Consolidated Financial Statements”. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the option of proportional consolidation of joint control entities. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 12

Disclosure of interests in other entities

Issued in May 2011, applies to those entities that have interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.

January 1, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard the requirements to measure the fair value of assets and liabilities and the necessary disclosures as well as, incorporates new concepts and clarifications for fair value measurement.

January 1, 2013

IFRIC 20

Stripping Costs in the production phase of open pit mines

Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, this interpretation requires mining entities presenting IFRS financial statements to write down the existing assets recognized as “Stripping Costs” against retained earnings when they cannot be attributed to an identifiable component of a mine.

January 1, 2013

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or
IAS 1

Presentation of Financial Statements

Issued in September 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to profit or loss in subsequent periods. Early adoption is permitted.

July 1, 2012

IFRS 7	Financial Instruments Disclosures and amendments to disclosures about netting of assets and liabilities.	January 1, 2013

Guidelines for transition Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities.	January 1, 2013

Annual-Cycle Improvement Amendments 2009-2011	IFRS 1, IAS 23, IAS 1, IAS 16, IAS 32, IAS 34	January 1, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

IAS19 (revised) Employee benefits

The revised version of the referenced accounting standard establishes the recognition of actuarial gains and losses as part of the other comprehensive income and permanently excludes them from the profits and losses for the fiscal year.

The application of the revised IAS19-R required retrospective application of the associated effects, which resulted in changes to the financial statements for the 2012 fiscal year. IAS 19-R was not applied to the year ended December 31, 2011 as the impact was not material.

IAS1 Presentation of components of other comprehensive income

The amendments of the accounting standard require a distinction between the items of other comprehensive income that may be reclassified into profit and loss in the future (for example the effects of changes in fair value of derivatives designated as cash flow hedges or the effects of foreign exchange translations), separating them from those that will not to be reclassified to profit and loss (for example, the actuarial gains and losses from benefit plans).

The amendment only affects the presentation of the consolidated statement of comprehensive income and does not impact the Company’s consolidated statement of financial position.

IFRS11 Joint Arrangements

IFRS 11 classifies the joint arrangements into two types of agreements, based on the rights and obligations of the parties to the agreement and considering the structure, legal form of the agreement, the contractual terms and (if relevant) other events and circumstances: 1) joint venture (the parties have control over the agreement and the rights over the net assets of the jointly controlled entity) that are accounted pursuant with the equity method and 2) joint operations (the parties have control of the participations, rights over assets and obligations for liabilities that are related to the agreement), in which the joint operator must acknowledge its assets, liabilities and transactions, including its stake in those in which it jointly participates.

As a result of the application of these standard, in the year 2013 the investments in Uruguay that are being jointly controlled by Arauco qualifies as a joint operations, therefore these consolidated financial statements are being presented in accordance with this standard.

Considering that the application of IFRS 11 is to be applied retrospectively, these consolidated financial statements include the retrospective application to the consolidated statements of financial position as of December 31 and January 1 of 2012, and the consolidated statements of income, other comprehensive income changes in equity and cash flows for the fiscal years ending on December 31, 2012 along with their corresponding explanatory notes. These changes do not affect the determination of equity nor the profits attributable to the owners of the parent company.

The summaries of the main amendments that were performed, measured in consideration to their variation regarding Arauco’s originally issued consolidated financial, are detailed under Note 2.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Arauco considers that the adoption of standards, amendments and interpretations described in point a), other than those already mentioned, had no significant impact on the financial statements of the Company in the period of initial application.

b) At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not yet effective:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or
IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

IAS 32

Offsetting of financial assets and liabilities

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

January 1, 2014

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

IAS 36	Impairment of Assets, Disclosures of the recoverable amount for nonfinancial assets	January 1, 2014
IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 1, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

Arauco believes that the adoption of the standards, amendments and interpretations described in point b), will have no significant impact on its consolidated financial statements of the Company in the period of initial application. We are in the process of assessing the impact on the valuation and disclosures associated with these modifications.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2.	ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATES

1)	Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of December 31, 2013 and have been consistently applied to all periods presented in these consolidated financial statements.

i) As of December 31 of 2013, Arauco has applied IFRS11 Joint Agreements, with regards to the definition of joint operations which results in recognizing the assets, liabilities, income and expenses in connection with their participation. The investments held by Arauco in Uruguay qualify as such and have implied changes ranging from the method of participation up to the application of the referenced methodology.

In consideration to the foregoing, pursuant with IFRS11, Arauco has adjusted all financial statements as of December 31, 2012 and, furthermore, the consolidated statement of financial position as of January 1 of 2012. Consolidated financial statements as of December 31, 2011 have not been restated according to the transition guidance of IFRS11. Additionally, according to IAS1 (40A), a third Consolidated Statement of Financial Position as of the beginning of the preceding period, which is January 1, 2012, has been presented applying the new accounting standard. According to IAS1 (40C), it has not been necessary to present the notes relating to the consolidated statement of position as of January 1, 2012.

ii) As of December 31, 2013, and with the retrospective application to December 31, 2012, pursuant with the amendments to IAS19, Arauco has recognized the actuarial gains and losses for defined benefit obligations as a component of other comprehensive income. There are not significant effect as of December 31, 2011.

2)	Changes in the Estimates

These consolidated financial statements contain changes in accounting estimates that resulted from the final determination of the allocation of fair value to the relative assets and liabilities from the purchase of the “Flakeboard” (Note 14) which were previously recorded using provisional amounts in accordance with IFRS 3.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

See below for the effects of points 1) and/or 2) on the consolidated financial statements dated as of December 31, 2012 and January 1, 2012.

	12-31-2012 as previously reported ThU.S.$	Adjustment		Total Adjustments ThU.S.$	12-31-2012 as adjusted ThU.S.$
		IFRS3	IFRS11
		ThU.S.$	ThU.S.$

Current Assets	2,698,968	0	86,549	86,549	2,785,517
Non Current Assets	10,852,218	63,435	558,444	621,879	11,474,097

Total Assets	13,551,186	63,435	644,993	708,428	14,259,614

Current Liabilities	1,425,287	4,471	116,970	121,441	1,546,728
Non Current Liabilities	5,160,140	58,964	528,023	586,987	5,747,127
Total Liabilities	6,585,427	63,435	644,993	708,428	7,293,855
Total Equity	6,965,759	0	0	0	6,965,759

Total equity and Liabilities	13,551,186	63,435	644,993	708,428	14,259,614

	January - December as previously reported 2012 ThU.S.$	Adjustments		January - December as adjusted 2012 ThU.S.$
		IAS19 ThU.S.$	IFRS11 ThU.S.$
Income Statement
Profit (loss)
Gross profit	1,131,784	1,929	1,518	1,135,231
Profit (loss) from operating activities	532,151	3,838	(14,084)	521,905
Income before income tax	311,621	3,838	(5,131)	310,328
Income Tax	(171,150)	(768)	5,131	(166,787)

Profit (loss)	140,471	3,070	0	143,541

	12-31-2012 as previously reported ThU.S.$	Adjustment IFRS11 ThU.S.$	12-31-2012 as adjusted ThU.S.$
Cash Flows from (used in) Operating Activities	458,492	(16,098)	442,394

Cash flows (used in) investing activities	(1,027,039)	(318,810)	(1,345,849)

Cash flows from (used in) Financing Activities	648,084	407,398	1,055,482

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	79,537	72,490	152,027

Net increase (decrease) of cash and cash equivalents	79,815	72,316	152,131

Cash and cash equivalents. at the beginning of the period	315,901	20,466	336,367

Cash and cash equivalents, at the end of the period	395,716	92,782	488,498

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	01-01-2012 as previously report ThU.S.$	Adjustment IFRS11 ThU.S.$	01-01-2012 as adjusted ThU.S.$

Current Assets	2,462,660	(15,855)	2,446,805
Non Current Assets	10,089,518	267,836	10,357,354
Total Assets	12,552,178	251,981	12,804,159

Current Liabilities	1,031,945	77,699	1,109,644
Non Current Liabilities	4,490,083	174,282	4,664,365
Total Liabilities	5,522,028	251,981	5,774,009
Total Equity	7,030,150		7,030,150

Total equity and Liabilities	12,552,178	251,981	12,804,159

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3.	DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThUS $353,618. This amount contains ThUS$5,625 corresponding to share premium on sale of shares.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThUS$442 was realized (Note 14).

	12-31-2013	12-31-2012
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share	ThU.S.$3.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618	ThU.S.$353,176

	12-31-2013	12-31-2012
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655	113,152,446

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The minimum dividend provision corresponding to the year 2013 in an amount of ThU.S.$138,812 (ThU.S.$64,340 as of December 31, 2012) is presented in the consolidated statement of changes in equity.

The line item “Dividends paid” in the consolidated statement of cash flows includes an amount of ThU.S.$140,054 as of December 31, 2013, (ThU.S.$196,816 as of December 31, 2012), of which ThS.U.$110,405 (ThUS$178,889 as of December 31, 2012) corresponds to payments of dividends of the parent company.

The following are the dividends paid and per share amounts during the years 2013 and 2012:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$ 63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$ 47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2012
Amount of Dividend	ThU.S.$ 17,321
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.15308

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$ 1.42788

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of December 31, 2013, 2012 and 2011:

	January - December
	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$

Classes of Other Income

Other Income, Total	385,055	408,251	475,014
Gain from changes in fair value of biological assets (See note 20)	269,671	243,295	229,889

Net income from insurance compensation(*)	1,297	89,022	—

Revenue from export promotion	4,115	3,379	5,545
Insurance compensation, net of earthquake related losses (*)	—	—	193,986
Leases received	2,315	2,339	4,124
Gain on sales of assets	46,473	31,240	9,046
Gain on sales of assets classified as held for sale	29,137	—	—
Revenue from compensation of judgment	8,500	—	—
Access easement	1,771	6,537	839
Other operating results (sale materials and waste, rent of easements, income tax recovery)	21,776	32,439	31,585

Classes of Other Expenses by activity

Total of other expenses by activity	(136,812)	(105,325)	(90,313)

Depreciation	(568)	(907)	(1,176)

Expenses judgment	(17,065)	(2,487)	(4,973)
Impairment provision properties, plants and equipment and others	(12,347)	(2,304)	(7,631)
Plants stoppage operating expenses	(9,676)	(7,007)	(14,362)

Expenses projects	(17,707)	(18,199)	(16,867)
Loss of assets	(1,992)	(4,253)	(2,447)
Loss of forest due to fires	(8,546)	(5,537)	(16,503)
Other Taxes	(4,458)	(8,155)	(5,209)
Research and development expenses	(2,641)	(2,229)	(3,446)
Compensation and eviction	(1,974)	(8,137)	(1,238)
Fines, readjustments and interest	(2,530)	(2,373)	(813)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance )	(57,308)	(43,737)	(15,648)

Classes of financing income
Financing income, total	19,062	23,476	24,589

Financial income from mutual funds - deposits	10,539	7,607	12,262

Financial income resulting from swap - forward	4,287	13,324	8,219

Other financial income	4,236	2,545	4,108

Classes of financing costs
Financing costs, Total	(232,843)	(236,741)	(196,356)
Interest expense, Loans banks	(29,349)	(18,264)	(8,919)
Interest expense, Bonds	(169,806)	(152,631)	(164,790)
Interest expense, financial instruments	(6,139)	(16,546)	(6,564)
Interest expense, debt refinancing	—	(22,119)	—
Other financial costs	(27,549)	(27,181)	(16,083)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	6,260	18,933	(11,897)
Investments in associates	5,657	17,947	(1,012)
Joint ventures	603	986	(10,885)

(*)	The amount corresponding to the period 2012 net income indemnity insurance (fire and other disasters)
(**)	This amount contains ThU.S.$ 9,912 corresponding provision of judicial ruling

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - December
Cost of sales	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Timber	869,036	861,401	639,574
Forestry labor costs	631,749	589,023	588,779
Depreciation	271,708	236,671	216,967
Maintenance costs	209,977	220,520	211,652
Chemical costs	485,799	381,152	334,549
Sawmill Services	124,501	175,729	170,861
Others Raw Materials	203,667	131,976	223,749
Indirect costs	171,704	149,607	96,278
Energy and fuel	200,161	137,857	159,912
Cost of electricity	89,818	85,063	60,705
Wage and salaries	299,090	194,433	179,429
Total	3,557,210	3,163,432	2,882,455

	January - December
Distribution cost	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Selling costs	33,242	29,225	39,321
Commissions	15,781	14,604	14,752
Insurance	5,913	5,363	4,406
Provision for doubtful accounts receivable	(372)	(1,710)	7,024
Other selling costs	11,920	10,968	13,139
Shipping and freight costs	490,345	423,535	438,307
Port services	27,185	24,968	28,309
Freights	405,136	347,735	391,813
Other shipping and freight costs	58,024	50,832	18,185
Total	523,587	452,760	477,628

	January - December
Administrative expenses	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$

Wage and salaries	212,346	192,447	156,961
Marketing, advertising, promotion and publications expenses	9,721	9,342	7,699
Insurance	39,044	34,023	20,108
Depreciation and amortization	24,070	12,897	10,614
Computer services	19,760	11,529	15,737
Lease rentals (offices, warehouses and machinery)	14,650	18,134	14,383
Auditor’s fees	3,740	4,314	4,729
Donations, contributions, scholarships	15,638	14,786	13,603
Fees (legal and technical advisories)	45,587	46,924	63,923
Property taxes, patents and municipality rights	27,812	17,683	18,096

Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	132,326	117,546	89,668
Total	544,694	479,625	415,521

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

		January - December
Expenses for	Note	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Depreciation	7	288,812	248,915	228,839
Employee benefits	10	523,094	434,205	341,260
Amortization	19	9,836	4,575	1,897

e)	Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

Auditors fees	12-31-2013 ThU.S.$
Financial auditing services	2,339
Other services
Tax	1,121
Others	429
TOTAL	3,889

Number of employees	No.
13,660

NOTE 4.	INVENTORIES

	12-31-2013	12-31-2012
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	93,895	90,466
Production supplies	103,698	83,931
Works in progress	107,180	80,154
Finished goods	453,762	439,234
Spare Parts	142,055	128,592
Total Inventories	900,590	822,376

Inventories recognized as cost of sales at December 31, 2013 were ThU.S.$3,549,278 (ThU.S.$3,134,897 and ThU.S.$2,869,242 at December 31, 2012 and December 31, 2011 respectively).

During 2013, there were inventory write-offs of ThU.S$2,457. During, 2012 there were inventory write-offs of ThU.S.$19,838, which were mainly caused by the fire that occurred in January 2012 at a panels plant in Complejo Forestal e Industrial Nueva Aldea.

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2013	12-31-2012
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	330	553
Bank checking account balances	155,208	80,676
Time deposits	391,588	154,705
Mutual funds	111,435	252,564
Other cash and cash equivalents (*)	8,651	—
Total	667,212	488,498

(*)	Applies to contracts investments under resale agreements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6.	INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 27, 2012, Law N° 20,630 was enacted in Chile, and among other changes, it permanently increased the tax rate to 20%, effective beginning on taxes incurred in 2012. The change in the tax rate in 2012 affected the measurement of the tax impacts of temporary differences that are expected to reverse in the corresponding tax years.

The effect on the results of operations for the year ended December 31, 2012 due to the change in tax rate was an expense of ThU.S.$128,981, which was generated mainly from the result of the expected reversal of temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
Deferred Tax Assets	ThU.S.$	ThU.S.$

Deferred tax Assets relating to Provisions	12,016	4,752

Deferred tax Assets relating to accrued liabilities	7,367	7,188

Deferred tax Assets relating to Post-Employment benefits	9,012	9,341

Deferred tax Assets relating to Property, Plant and equipment	8,842	10,971

Deferred tax Assets relating to Financial Instruments	343	1,900

Deferred tax Assets relating to tax losses carryforwards	56,333	126,171

Deferred tax assets relating to biological assets	73	2,636

Deferred tax assets relating to inventories	4,910	9,539

Deferred tax assets relating to provisions for income	3,678	4,477

Deferred tax assets relating to provision for doubful accounts	3,104	3,602

Deferred tax assets relating to other deductible temporary differences(*)	54,920	26,193

Total deferred tax assets	160,598	206,770

(*)	In the period 2013 there MUS $ 19,887 deferred tax relating to tax goodwill produced by fusion of Chilean forestry companies

Certain subsidiaries of Arauco, to the date of these financial statements, present tax losses for which it is considered that given the projection of future profits, allowing the recovery of these assets. The total amount of these tax losses is ThUS$165,393 (ThUS$ 342,044 at December 31, 2012), which are mainly generated by operational and financial losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

In addition, as of the closing of these financial statements there are ThUS$81,690 of unused tax losses from companies in Uruguay based on to the participation of Arauco which have not been recognized as deferred tax assets.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
Deferred Tax Liabilities	ThU.S.$	ThU.S.$

Deferred tax liabilities relating to property, Plant and equipment	781,777	769,626

Deferred tax liabilities relating to financial instruments	10,060	14,218

Deferred tax liabilities relating to biological assets	534,161	531,746

Deferred tax liabilities relating to inventory	15,422	16,517

Deferred tax liabilities due to prepaid expenses	56,558	55,294

Deferred tax liabilities due to Intangible	25,597	27,387

Deferred tax liabilities relating to other taxable temporary differences	38,720	40,264

Total deferred tax liabilities	1,462,295	1,455,052

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$ 4,850 as of December 31, 2013 (credit of ThU.S.$ 4,823 as of December 31, 2012), which is presented in Reserves for cash flow hedges in the consolidated statement of changes in equity.

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$18,982 and ThU.S.$130,659, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred tax Assets relating to Provisions	4,752	7,465	—	(201)	12,016
Deferred tax Assets relating to accrued liabilities	7,188	44	—	135	7,367
Deferred tax Assets relating to Post-Employment benefits	9,341	(982)	829	(176)	9,012
Deferred tax Assets relating to Property, Plant and equipment	10,971	(22)	—	(2,107)	8,842
Deferred tax Assets relating to Financial Instruments	1,900	(1,493)	—	(64)	343
Deferred tax Assets relating to tax losses carryforwards	126,171	(65,777)	—	(4,061)	56,333
Deferred tax assets relating to biological assets	2,636	(2,563)	—	—	73
Deferred tax assets relating to provisions for income	9,539	(4,421)	—	(208)	4,910
Deferred tax assets relating to provisions for income	4,477	(792)	—	(7)	3,678
Deferred tax assets relating to provision for doubful accounts	3,602	(481)	—	(17)	3,104
Deferred tax assets relating to other deductible temporary differences	26,193	28,226	—	501	54,920

Total deferred tax assets	206,770	(40,796)	829	(6,205)	160,598

Deferred Tax Liabilities	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	769,626	21,530	—	(9,379)	781,777
Deferred tax liabilities relating to financial instruments	14,218	(508)	(3,801)	151	10,060
Deferred tax liabilities relating to biological assets	531,746	12,552	—	(10,137)	534,161
Deferred tax liabilities relating to inventory	16,517	(1,262)	—	167	15,422
Deferred tax liabilities due to prepaid expenses	55,294	944	—	320	56,558
Deferred tax liabilities due to intangible	27,387	(1,789)	—	(1)	25,597

Deferred tax liabilities relating to other taxable temporary differences	40,264	846	—	(2,390)	38,720
Total deferred tax liabilities	1,455,052	32,313	(3,801)	(21,269)	1,462,295

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2013		12-31-2012
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	104,265		80,599
Deferred Tax Assets - Tax losses	56,333		126,171
Deferred Tax Liabilities		1,462,295		1,455,052
Total	160,598	1,462,295	206,770	1,455,052

	January - December
Detail of Temporary Difference Income and Loss Amounts	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Deferred Tax Assets	18,136	(3,791)	(3,455)
Deferred Tax Assets - Tax losses	(53,148)	22,973	29,389
Deferred Tax Liabilities	(38,097)	(119,849)	60,050
Total	(73,109)	(100,668)	85,984

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Current income tax expense	(89,378)	(65,928)	(242,918)

Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	25,687	1,804	1,635

Previous period current tax adjustments	1,826	(1,945)	2,316
Other current tax expenses	4,617	(49)	484
Current Tax Expense, Net	(57,248)	(66,119)	(238,483)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(19,961)	822	45,617

Deferred tax income (expense) relating to changes in tax rates or new tax rates	—	(124,463)	10,632

Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(53,148)	22,973	29,735

Total deferred Tax Expense, Net	(73,109)	(100,668)	85,984

Income Tax Expense, Total	(130,357)	(166,787)	(152,499)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies:

	January - December
	2013	2012	2011
	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(4,145)	(9,270)	(38,103)
Domestic current income tax expense	(53,103)	(56,849)	(200,380)
Total current income tax expense	(57,248)	(66,119)	(238,483)

Foreign deferred tax expense	(66,558)	38,974	27,085
Domestic deferred tax expense	(6,551)	(139,642)	58,899
Total deferred tax expense	(73,109)	(100,668)	85,984

Total tax income (expense)	(130,357)	(166,787)	(152,499)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2013	2012	2011
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(109,787)	(61,147)	(154,665)
Tax effect of foreign tax rates	(24,688)	1,247	(7,599)
Tax effect of revenues exempt from taxation	(4,589)	16,716	11,172
Tax effect of expense mot deductible in determining taxable profit (tax loss)	(9,792)	(12,609)	(19,976)

Tax rate effect of tax losses	(4,330)	612	41

Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	15,769	—	—

Tax effect of a new evaluation of assets for deferred not recognized taxes	(3,182)	—	—

Tax rate effect from change in tax rate (opening balances)	—	(124,463)	10,632

Tax rate effect of adjustments for current tax of prior periods	1,822	(1,945)	2,316

Other tax rate effects	8,420	14,802	5,580

Total adjustments to tax expense at applicable tax rate	(20,570)	(105,640)	2,166

Tax expense at effective tax rate	(130,357)	(166,787)	(152,499)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	12-31-2013	12-31-2012
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	1,542,739	1,291,259
Land	974,408	986,033
Buildings	1,694,924	1,654,955
Plant and equipment	2,774,551	2,731,233
Information technology equipment	25,575	26,094
Fixtures and fittings	7,627	13,396
Motor vehicles	13,597	11,094
Other property, plant and equipment	104,046	102,679
Total Net	7,137,467	6,816,742

Property, Plant and Equipment, Gross
Construction in progress	1,542,739	1,291,259
Land	974,408	986,033
Buildings	3,010,996	2,904,127
Plant and equipment	4,954,621	4,804,495
Information technology equipment	64,352	61,236
Fixtures and fittings	33,015	34,157
Motor vehicles	40,789	36,717
Other property, plant and equipment	120,810	141,198
Total Gross	10,741,730	10,259,220

Accumulated depreciation and impairment

Buildings	(1,316,072)	(1,249,172)
Plant and equipment	(2,180,070)	(2,073,263)
Information technology equipment	(38,777)	(35,142)
Fixtures and fittings	(25,388)	(20,761)
Motor vehicles	(27,192)	(25,623)
Other property, plant and equipment	(16,764)	(38,519)
Total	(3,604,263)	(3,442,478)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

In October 2006, Forestal Río Grande S.A, a subsidiary of Fondo de Inversión Bío Bío (Arauco’s special purpose entity), executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, first and second degree mortgages, which prohibited the sale of any property owned by Fondo de Inversión Bío Bío in order to secure its obligations.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Eighth Region, for which the Company executed a first and second degree mortgage in favor of JPMorgan and Arauco, respectively, which prohibited the sale and encumbrance of such property.

As of December 2013, there are no current contracts between Arauco and Fondo de Inversión Bío Bío. Forest land and biological assets committed as collateral were sold to Arauco. As of December 31, 2013, there are no mortgaged assets in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Total property, plant and equipment pledged as security	—	16,413

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	310,087	834,893

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	671,128	945,997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2013 and 2012:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	986,033	1,654,955	2,731,233	26,094	13,396	11,094	102,679	6,816,742
Changes
Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179
Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)

Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)

Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)

Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)

Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)

Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	974,408	1,694,924	2,774,551	25,575	7,627	13,597	104,046	7,137,467

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2012	978,680	1,042,073	1,464,803	2,361,147	24,294	6,230	10,297	64,976	5,952,497
Changes
Additions	945,997	8,548	4,033	33,457	1,960	734	3,661	39,957	1,038,346
Acquisitions through business combinations	2,703	9,268	50,100	235,462	235	3,140	1,803	2,460	305,171
Disposals	(3,824)	(3,252)	5,701	(16,433)	(1,091)	(501)	(435)	(4,114)	(23,948)
Retirements	(12,062)	(189)	(19,979)	(49,081)	(103)	(114)	(1,175)	(851)	(83,554)
Depreciation	—	—	(83,164)	(199,123)	(3,259)	(2,069)	(3,957)	(746)	(292,317)
Impairment loss recognized in profit or loss	—	—	16,963	18,060	(4)	(13)	—	799	35,805
Increase (decrease) through net exchange differences	(16,033)	(18,279)	(8,851)	(17,241)	(225)	(611)	209	(1,996)	(63,027)
Reclassification of assets held for sale	—	(52,232)	—	—	—	—	—	—	(52,232)
Increase (decrease) through transfers from construction in progress	(604,202)	96	225,349	364,985	4,287	6,601	690	2,195	—
Total changes	312,580	(56,040)	190,152	370,086	1,801	7,167	797	37,704	864,245
Closing balance 12-31-2012	1,291,259	986,033	1,654,955	2,731,233	26,094	13,396	11,094	102,679	6,816,742

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	267,793	233,951	216,967
Administrative expenses	18,149	11,042	8,716
Other expenses	2,870	3,922	3,156
Total	288,812	248,915	228,839

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8.	LEASES

Arauco acting as lessee

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	90,467	55,879
Plant and equipment	90,467	55,879

Reconciliation of Financial Lease Minimum Payments:

12-31-2013
Present Value
Periods	ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

12-31-2012
Present Value
Periods	ThU.S.$
Less than one year	20,489
Between one and five years	35,563
More than five years	—
Total	56,052

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2013
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

	12-31-2012
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	1,642	115	1,527
Between one and five years	1,437	93	1,344
More than five years	—	—	—
Total	3,079	208	2,871

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by any lease arrangements.

NOTE 9.	REVENUE

	January - December
Classes of revenue	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Revenue from sales of goods	4,981,423	4,146,060	4,267,914
Revenue from rendering of services	164,077	152,603	106,581
Total	5,145,500	4,298,663	4,374,495

NOTE 10.	EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2013	2012	2011
	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	573,538	434,205	341,260
Wages and salaries	563,836	420,885	329,158
Severance indemnities	9,702	13,320	12,102

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of December 31, 2013 and 2012 are as follows:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Current	3,814	3,945
Non-current	42,170	43,491
Total	45,984	47,436

Reconciliation of the present value of severance indemnities obligation	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Opening balance	47,436	39,409
Current service cost	3,241	4,137
Interest cost	1,510	1,261
Actuarial gains	4,143	3,838
Benefits paid	(6,628)	(4,390)

Increase (decrease) for foreign currency exchange rates changes	(3,718)	3,181

Closing balance	45,984	47,436

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11.	EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of December 31, 2013 and 2012 are as follows:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total Current Assets	2,808,321	2,785,517

Cash and Cash Equivalents	667,212	488,498
U.S Dollar	534,575	397,346
Euro	4,681	1,867
Brazilian Real	68,658	38,477
Argentine pesos	13,942	4,877
Other currencies	3,473	23,502
Chilean Pesos	41,883	22,429

Other current financial assets	3,089	6,105
U.S Dollar	3,089	6,105

Other current non-financial assets	188,964	221,214
U.S Dollar	82,175	109,582
Euros	126	103
Brazilian Real	13,395	15,041
Argentine pesos	10,079	13,647
Other currencies	7,746	1,846
Chilean Pesos	75,443	80,995

Trade and other current receivables	711,678	835,932
U.S Dollar	446,386	520,803
Euro	33,072	26,711
Brazilian Real	55,756	53,057
Argentine pesos	33,130	38,256
Other currencies	24,513	32,606
Chilean Pesos	117,827	163,084
U.F.	994	1,415

Accounts receivable from related companies	8,243	8,851
U.S Dollar	135	743
Brazilian Real	3,654	1,268
Chilean Pesos	4,454	6,840

Current Inventories	900,590	822,376
U.S Dollar	791,271	724,942
Brazilian Real	87,638	77,340
Chilean Pesos	21,681	20,094

Current biological assets	256,957	262,498
U.S Dollar	256,957	262,498

Current tax assets	61,174	56,959
U.S Dollar	2,861	304
Euros	14	—
Brazilian Real	2,475	6,655
Argentine pesos	5,888	6,931
Other currencies	1,337	2,216
Chilean Pesos	48,599	40,853

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	10,414	83,084
U.S Dollar	10,414	83,084

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,685,074	11,474,097

Other non-current financial assets	48,778	69,643
U.S Dollar	48,011	68,626
Argentine pesos	767	1,017

Other non-current non-financial assets	125,052	125,254
U.S Dollar	113,224	105,414
Brazilian Real	8,707	17,042
Argentine pesos	748	1,540
Other currencies	643	681
Chilean Pesos	1,730	577

Trade and other non-current receivables	40,729	62,477
U.S Dollar	35,743	55,804
Chilean Pesos	3,226	3,374
U.F.	1,760	3,299

Investments accounted for using equity method	349,412	382,427
U.S Dollar	126,564	124,080
Brazilian Real	222,848	258,347

Intangible assets other than goodwill	99,651	105,234
U.S Dollar	95,338	101,073
Brazilian Real	4,241	4,070
Chilean Pesos	72	91

Goodwill	88,141	94,978
U.S Dollar	43,086	43,329
Brazilian Real	45,055	51,649

Property, plant and equipment	7,137,467	6,816,742
U.S Dollar	6,457,882	6,049,456
Brazilian Real	670,269	756,507
Chilean Pesos	9,316	10,779

Non-current biological assets	3,635,246	3,610,572
U.S Dollar	3,277,093	3,230,570
Brazilian Real	358,153	380,002

Deferred tax assets	160,598	206,770
U.S Dollar	138,486	159,139
Brazilian Real	21,321	46,464
Other currencies	223	361
Chilean Pesos	568	806

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2013			12-31-2012
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,105,432	576,584	1,682,016	1,110,994	435,734	1,546,728

Other current financial liabilities	399,036	494,569	893,605	411,431	432,751	844,182
U.S Dollar	260,159	446,893	707,052	370,670	381,281	751,951
Brazilian Real	11,750	9,332	21,082	8,494	3,432	11,926
Argentine pesos	28,252	504	28,756	25,091	12,200	37,291
Chilean Pesos	168	886	1,054	111	330	441
U.F.	98,707	36,954	135,661	7,065	35,508	42,573

Bank Loans	262,010	451,282	713,292	357,116	91,645	448,761
U.S Dollar	222,008	441,446	663,454	323,531	76,013	399,544
Brazilian Real	11,750	9,332	21,082	8,494	3,432	11,926
Argentine pesos	28,252	504	28,756	25,091	12,200	37,291

Financial Leases	7,108	19,841	26,949	3,909	16,580	20,489
U.S Dollar	—	62	62	—	127	127
Chilean Pesos	168	886	1,054	111	330	441
U.F.	6,940	18,893	25,833	3,798	16,123	19,921

Other Loans	129,918	23,446	153,364	50,406	324,526	374,932
U.S Dollar	38,151	5,385	43,536	47,139	305,141	352,280
U.F.	91,767	18,061	109,828	3,267	19,385	22,652

Trade and other current payables	628,662	2,318	630,980	572,646	—	572,646
U.S Dollar	229,260	—	229,260	117,458	—	117,458
Euros	7,434	—	7,434	9,114	—	9,114
Brazilian Real	30,963	—	30,963	30,730	—	30,730
Argentine pesos	29,102	—	29,102	37,515	—	37,515
Other currencies	3,435	—	3,435	84,077	—	84,077
Chilean Pesos	328,358	12	328,370	291,190	—	291,190
U.F.	110	2,306	2,416	2,562	—	2,562

Accounts payable to related companies	14,406	—	14,406	9,168	—	9,168
U.S Dollar	2,889	—	2,889	1,474	—	1,474
Chilean Pesos	11,517	—	11,517	7,694	—	7,694

Other current provisions	9,696	—	9,696	9,176	—	9,176
U.S Dollar	830	—	830	301	—	301
Argentine pesos	8,866	—	8,866	8,875	—	8,875

Current tax liabilities	3,929	543	4,472	12,264	—	12,264
U.S Dollar	424	355	779	—	—	—
Euros	63	—	63	132	—	132
Brazilian Real	2,581	—	2,581	—	—	—
Argentine pesos	42	—	42	—	—	—
Other currencies	231	—	231	711	—	711
Chilean Pesos	588	188	776	11,421	—	11,421

Current provisions for employee benefits	806	3,008	3,814	962	2,983	3,945
Chilean Pesos	806	3,008	3,814	962	2,983	3,945

Other current non-financial liabilities	48,897	76,146	125,043	95,347	—	95,347
U.S Dollar	8,800	74,325	83,125	49,453	—	49,453
Brazilian Real	24,007	—	24,007	23,767	—	23,767
Argentine pesos	5,507	205	5,712	4,067	—	4,067
Other currencies	4,460	—	4,460	5,338	—	5,338
Chilean Pesos	6,002	2	6,004	10,620	—	10,620
U.F.	121	1,614	1,735	2,102	—	2,102

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2013			12-31-2012
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,089,250	2,677,589	5,766,839	3,007,891	2,739,236	5,747,127

Other non-current financial liabilities	1,675,194	2,481,798	4,156,992	1,403,266	2,730,629	4,133,895
U.S Dollar	1,575,701	1,714,459	3,290,160	1,246,435	1,906,980	3,153,415
Brazilian Real	35,901	22,870	58,771	2,679	26,216	28,895
Argentine pesos	1,106	—	1,106	8,134	—	8,134
Chilean Pesos	3,300	—	3,300	781	—	781
U.F.	59,186	744,469	803,655	145,237	797,433	942,670

Bank Loans	822,461	358,301	1,180,762	477,457	557,093	1,034,550
U.S Dollar	785,454	335,431	1,120,885	466,644	530,877	997,521
Brazilian Real	35,901	22,870	58,771	2,679	26,216	28,895
Argentine pesos	1,106	—	1,106	8,134	—	8,134

Financial Leases	62,491	—	62,491	35,563	—	35,563
U.S Dollar	5	—	5	67	—	67
Chilean Pesos	3,300	—	3,300	781	—	781
U.F.	59,186	—	59,186	34,715	—	34,715

Other Loans	790,242	2,123,497	2,913,739	890,246	2,173,536	3,063,782
U.S Dollar	790,242	1,379,028	2,169,270	779,724	1,376,103	2,155,827
U.F.	—	744,469	744,469	110,522	797,433	907,955

Other non current payables	361	—	361	—	—	—
U.S Dollar	361	—	361	—	—	—

Other non-current provisions	24,167	—	24,167	13,285	—	13,285
U.S Dollar	4	—	4	4	—	4
Brazilian Real	24,163	—	24,163	13,281	—	13,281

Deferred tax liabilities	1,272,326	189,969	1,462,295	1,455,052	—	1,455,052
U.S Dollar	1,272,037	170,265	1,442,302	1,281,940	—	1,281,940
Brazilian Real	—	19,704	19,704	166,553	—	166,553
Argentine pesos	—	—	—	5,503	—	5,503
Other currencies	1	—	1	596	—	596
Chilean Pesos	288	—	288	460	—	460

Non-current provisions for employee benefits	36,685	5,485	42,170	35,157	8,334	43,491
Other currencies	177	—	177	140	—	140
Chilean Pesos	36,508	5,485	41,993	35,017	8,334	43,351

Other non-current non-financial liabilities	80,517	337	80,854	101,131	273	101,404
U.S Dollar	5	—	5	500	—	500
Brazilian Real	78,672	—	78,672	97,695	—	97,695
Argentine pesos	1,561	337	1,898	2,917	—	2,917
Chilean Pesos	274	—	274	—	273	273
U.F.	5	—	5	19	—	19

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	12/31/2013	12/31/2012
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(74,429)	(42,232)
Arauco Forest Brasil S.A.	(57,484)	(41,647)
Arauco Florestal Arapoti S.A.	(21,086)	(13,785)
Arauco Distribución S.A.	(1,869)	1,526
Alto Paraná S.A.	(7,201)	(5,118)
Flakeboard Company Limited	(7,290)	(1,055)
Others	(369)	473

Total reserve of exchange differences on translation	(169,728)	(101,838)

Effect of foreign exchange rates changes

	January - December
	2013 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(10,284)	(16,820)	(18,197)
Reserve of exchange differences on translation	(174,985)	(105,250)	(145,775)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12.	BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects, which as of December 31, 2013 and 2012 primarily related to new plants, improvements and expansions mainly in Chile, Brazil and Uruguay, in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment.

	January-December
	2013	2012
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	3.93%	4.05%

Amount of the capitalized interest cost, property, presented as plant and equipment	27,487	38,175

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13.	RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties related to fuel purchases with Compañía de Petróleos de Chile S.A.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional	% Ownership interest			% Ownership interest
			Currency	12-31-2013			12-31-2012
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9985	99.9985
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4980	99.9980
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9992	99.9992
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4319	98.5671	99.9990	1.4573	98.5412	99.9985
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	12.8141	87.1849	99.9990	13.3524	86.6466	99.9990
-	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Panels Canada ULC (*)	Canada	U.S. Dollar	—	—	—	—	99.9990	99.9990
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9981	99.9985
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A. (*)	Chile	U.S. Dollar	—	—	—	1.0000	98.9256	99.9256
-	Catan Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	—	—	—	99.9934	99.9934
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	57.9502	57.9502	—	59.6326	59.6326
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.(ex-Arauco Panels Canada ULC)	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96573310-8	Forestal Arauco S.A. (*)	Chile	U.S. Dollar	—	—	—	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	97.4281	97.4281
-	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9405	79.9405
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
96567940-5	Forestal Valdivia S.A. (*)	Chile	U.S. Dollar	—	—	—	1.0000	98.9256	99.9256
-	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9799	99.9985
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9256	99.9256
-	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9932	99.9932
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9992	99.9992
-	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9931	99.9931
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9995	99.9995

(*)	See Note 14

The companies in the table below are classified as joint operations in accordance with IFRS 11 (see Note 2). The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Salaries and bonuses	63,633	58,531	49,961
Per diem compensation to members of the Board of Directors	1,607	1,615	1,642
Termination benefits	3,491	2,509	3,997
Total	68,731	62,655	55,600

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	—	7
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	3,008	2,346
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	—	4,485

Stora Enso Arapoti Industria del Papel S.A	-	Associates	Brazil	Real	30 days	629	593

Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	240	735
Unilin Arauco Pisos Ltda.	-	Joint Venture	Brazil	Real	30 days	3,006	675
Unilin Flooring Ltda.	-	Common director	EEUU	U.S. Dollar	30 days	135	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	1,201	2
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	30 days	5	—

Vale Do Corisco S.A.	-	Associates	Brazil	Real	30 days	16	—

Novo Oeste Gestao de Ativo Florestais S.A.	-	Associates	Brazil	Real	30 days	3	—
Stora Enso Deutschland GmbH	-	Joint Operations	Germany	U.S. Dollar	30 days	—	8
TOTAL						8,243	8,851

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	9,964	6,588
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	716	677
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	-	—	31
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	661	380
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	10	4
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	37	0
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	119	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	2	10
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	4	4
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	U.S. Dollar	30 days	2,041	644
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	U.S. Dollar	30 days	845	830
Stora Enso AB	-	Joint Operations	Finland	U.S. Dollar	30 days	4	0
Stora Enso Portugal	-	Joint Operations	Portugal	U.S. Dollar	30 days	3	0
TOTAL						14,406	9,168

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions

Purchases
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	5,928	5,506	4,849
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	306	306	296
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	101,547	113,948	111,778
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean pesos	Transport and stowage	7,966	7,118	6,882
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	Port services	10,012	8,409	2,112
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	56,134	67,163	69,819
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	294	777	737
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,684	1,698	1,692
Puertos y Logística S.A. (ex Puerto de Lirquén S.A.)	82.777.100-7	Associate	Chile	Chilean pesos	Port services	339	329	7,454
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	387	503	435
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	349	303	—
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	258	1,675	1,013
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	4	2,790	29
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	1,633	1,324	516

Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	39,379	2,979	9,285
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical Power	24,990	25,011	34,818
Stora Enso Arapoti Industria de Papel S.A.	-	Associates	Brazil	Real	Wood	8,503	8,853	8,897
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	20,796	24,120	28,543
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	63	108	742
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	239	3,332	2,081
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	—	2,982	23,259
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	Electrical Power	3,783	13,794	1,430

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14.	CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For several years now, the operations of subsidiaries Forestal Celco S.A., Forestal Valdivia S.A. and Bosques Arauco S.A., in the Forestry Business have been gradually unified through the standardization of processes and services (planning, human resources, safety and occupational health), a measure which has further intensified with the FSC certification process and of the creation of the new management department of forestry operations.

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business’ operations, the companies mentioned above have been integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$ 19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MUS$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1 of 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction.

(See Note 1K)

Investments

Dated January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd., which had no effect on the results of this operation.

Below are the investments or contributions to subsidiaries made in 2012, which had no effect on results, except for the acquisition of assets made by Arauco Panels USA, LLC.

On September 24, 2012, Arauco through its Canadian subsidiary Arauco Panels Canada ULC, acquired all of the shares of the Canadian entity, Flakeboard Company Limited (hereinafter “Flakeboard”) for ThU.S.$242,502.

Flakeboard is one of the leading producers of wood panels in North America, that directly and/or through its subsidiaries, owns and operates seven panel plants, with an aggregated production capacity of 1.2 million cubic meters per year for medium density fiberboards, a production capacity of 1.1 million cubic meters per year for particle board panels, and a production capacity of 180,000 cubic meters per year of melamine textured product.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company’s acquisition. As of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3. See Note 2 for the effects of this change.

The detail of the recorded valuation is the following:

Th.U.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

2) On November 29, 2011, a new wholly owned subsidiary, Arauco Panels USA LLC, was incorporated through a capital contribution of ThU.S.$62,711, equivalent to 100% ownership, made by our subsidiary Arauco Wood Products, Inc. Subsequently, on January 24, 2012, Arauco Panels USA LLC acquired a Panel Business industrial plant for ThU.S.$62,711 which has a production line of medium density fiberboard (MDF) moldings and high density fiberboard (HDF), a production line of particle board (PB) panels, and two business lines of Melamine products. The plant is located in Moncure, North Carolina, USA. The fair value of the acquired net assets was determined and at the end of June 2012, Arauco recognized a gain on the transaction in the amount of ThU.S.$16,263.

For the purchase of net assets made by Arauco Panels USA, LLC, a bargain purchase, or negative goodwill, was generated and is presented in the consolidated statement of income under Other gains (losses) and sets out in the following table.

Arauco Panels USA, LLC	2012 ThU.S.$
Amount paid	62,711
Fair value of assets and liabilities acquired	78,974
Bargain purchase	16,263

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade and other receivables-net	258
Inventories	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (now Arauco Company Ltd.) and in Arauco Panels USA LLC:

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

Arauco Panels USA LLC	01-24-2012 to 12-31-2012 ThU.S.$
Revenue	115,911
Profit/(Loss)	(5,321)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (now Arauco Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15.	INVESTMENTS IN ASSOCIATES

At December 31, 2013, there are no new investments in associates to report.

In the months of January, February and April of year 2012, payments were made in capital contributions for a total of ThU.S.$13,492 to Puertos y Logística S.A. (Ex Puerto Lirquén S.A.). Such contributions imply that at the date of these financial statements, Arauco owns 20.28% of the issued capital of such company.

On April 2012, Centaurus Holding S.A., merged with Florestal Vale Do Corisco S.A., the latter being the successor entity. Subsequently, in May 2012, Klabin S.A., decreased capital by Florestal Vale Do Corisco SA, and as a result, Arauco Forest Brasil S.A., increased its ownership percentage in that entity from 43% to 49%.

The following tables set forth information about Investments in associates as of December 31, 2013 and 2012, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 64,285	ThU.S.$ 63,384

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 38,522	ThU.S.$ 35,780

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ (210)	ThU.S.$ 1,214

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 31,753	ThU.S.$ 40,821

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 113	ThU.S.$ 65

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 345	ThU.S.$ 326

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ (15,453)	(ThU.S.$ 8,610)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%
	12-31-2013	12-31-2012
Carrying amount	ThU.S.$ 186,628	ThU.S.$ 211,881

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

12-31-2013
	Assets
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Liabilities
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	0	21,344	110,631	4,464	0	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

Revenues	90,459	516	4,023	168,841	82	54,206	786	366	319,279
Expenses	(81,644)	(32)	(5,073)	(154,911)	(17,583)	(28,381)	(1,133)	(389)	(289,146)
Profit or loss	8,815	484	(1,050)	13,930	(17,501)	25,825	(347)	(23)	30,133

12-31-2012
	Assets
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	128,879	17	3,390	129,557	6,718	14,427	5,087	623	288,698
Non-current	270,393	71,600	8,266	77,658	115,753	546,037	1,659	614	1,091,980
Total	399,272	71,617	11,656	207,215	122,471	560,464	6,746	1,237	1,380,678

	Liabilities
	Puertos y Logistica S.A.	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Stora Enso Arapoti Ind.de Papel S.A.	Novo Oeste Gestao de Ativos Florestais S.A.	Vale do Corisco S.A.	Consorcio Tecnológico Bioenercel S.A.	Genomica Forestal S.A.	Total
Current	45,162	50	4,141	31,481	667	2,932	5,114	978	90,525
Non-current	41,514	6	1,444	0	138,843	125,123	0	0	306,930
Equity	312,596	71,561	6,071	175,734	(17,039)	432,409	1,632	259	983,223
Total	399,272	71,617	11,656	207,215	122,471	560,464	6,746	1,237	1,380,678

Revenues	89,842	0	4,040	170,380	12,697	440	1,233	1,223	279,855
Expenses	(66,833)	(1,625)	(4,339)	(125,579)	(195)	(82)	(1,375)	(1,237)	(201,265)
Profit or loss	23,009	(1,625)	(299)	44,801	12,502	358	(142)	(14)	78,590

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Opening balance as of January 1	382,427	362,798
Changes

Investments in associates, Additions	334	13,562

Investment in joint ventures, Additions	0	13,715

Disposals, Investments in associates	0	(6,607)
Share of profit (loss) in investment in associates	5,657	17,947

Share of profit (loss) in investment in joint ventures	603	986
Dividends Received, Investments in Associates	(17,074)	(3,057)

Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(32,060)	(22,039)

Other increase (decrease) in investment and associates and joint ventures	9,526	5,122
Total changes	(33,014)	19,629
Ending balance	349,413	382,427

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Carrying amount of associates accounted for using equity method	321,970	353,472

Carrying amount of joint ventures accounted for using equity method	27,443	28,955

Total investment accounted for using equity method	349,413	382,427

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16.	INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2013, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$103,196 (ThU.S.$145,977 as of December 31, 2012) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

As of the closing of these financial statements, Arauco has committed to “Montes del Plata” in capital contributions 20.8 million Euros (equivalent to ThU.S.$28,700) and ThU.S.$102,000 in loans.

In March 2012 Arauco do Brasil S.A. (a subsidiary) made a capital contribution to Unilin Arauco Pisos Ltda. (Ex Arauco Pisos Laminados S.A.) in the form of assets for a total of ThR$24,990 (ThU.S.$10,607 at December 31, 2013) for the flooring line of the Pien location (Paraná Brasil), no gain or loss was recognized on this contribution. In April 2012, Arauco sold a 50% interest of Unilin Arauco Pisos Ltda. to Mohwak Unilin International B.V. for ThR$12,500 (ThU.S.$5,306 at December 31, 2013), becoming a joint arrangement. The sale price for this transaction was equivalent to its carrying amount and thus had no effect on profit or loss. This company is engaged in manufacturing, processing, industrialization and selling of wood laminate floors.

Investments in Uruguay are joint operations because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to Arauco and Stora Enso in the proportion each entity’s 50% ownership interest. Arauco has recognized the assets, liabilities, income and expenses relating to its ownership percentage from January 1, 2012, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2013		12-31-2012
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	63,009	292,869	207,430	105,235
Non-current	2,003,894	1,109,329	1,396,687	965,918
Equity		664,705		532,964
Total Joint Agreement	2,066,903	2,066,903	1,604,117	1,604,117

Investment	332,353		266,482

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	4,485		20,434
Expenses	(42,451)		(24,493)
Joint Agreement Net Income (Loss)	(37,966)		(4,059)

	12-31-2013		12-31-2012
Forestal Cono Sur S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	14,480	14,127	146,228	67,314
Non-current	172,540	2,076	172,167	7
Equity		170,817		251,074
Total Joint Agreement	187,020	187,020	318,395	318,395

Investment	85,409		125,537

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	33,448		12,469
Expenses	(3,705)		(17,592)
Joint Agreement Net Income (Loss)	29,743		(5,123)

	12-31-2013		12-31-2012
Eufores S.A. (consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	131,068	383,978	74,054	287,246
Non-current	682,695	35,852	616,237	867
Equity		393,933		402,178
Total Joint Agreement	813,763	813,763	690,291	690,291

Investment	196,884		201,016

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	70,256		75,907
Expenses	(78,505)		(76,390)
Joint Agreement Net Income (Loss)	(8,249)		(483)

	12-31-2013		12-31-2012
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	20,179	129,029	9,486	40,306
Non-current	382,859	87,451	266,075	89,253
Equity		186,558		146,002
Total Joint Agreement	403,038	403,038	275,561	275,561

Investment	93,279		73,001

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	6,993		7,632
Expenses	(8,940)		(7,327)
Joint Agreement Net Income (Loss)	(1,947)		305

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

	12-31-2013		12-31-2012
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,548	4,753	8,294	3,054
Non-current	5,173	33	5,893	0
Equity		8,935	0	11,133
Total Joint Agreement	13,721	13,721	14,187	14,187

Investment	4,468		5,645

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	5,746		13,314
Expenses	(6,785)		(14,258)
Joint Agreement Net Income (Loss)	(1,039)		(944)

	12-31-2013		12-31-2012
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,596	6,541	28,271	8,001
Non-current	29,853	3,957	30,191	3,840
Equity		45,951		46,621
Total Joint Agreement	56,449	56,449	58,462	58,462

Investment	22,976		23,310

	12-31-2013 ThU.S.$		12-31-2012 ThU.S.$
Income	55,047		67,709
Expenses	(52,803)		(64,795)
Joint Agreement Net Income (Loss)	2,244		2,914

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17.	IMPAIRMENT OF ASSETS

Effects of forest fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities located at Kilometer 21 of Autopista Del Itata were materially damaged due to forest fires. Such industrial facilities had production capacity of 450 thousand cubic meters of panels per year.

The fire destroyed the machinery, equipment and facilities of the panel processing area, as well as the administration buildings and inventory warehouses. It also damaged the operations of the biomass energy generation facility. The operations resumed on January 6, 2012.

Paneles Arauco S.A. as subsidiary of Celulosa Arauco y Constitución S.A had insurance policies covering fire damages. The insurance policies covered damages in the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

All expenses due to fire damages were recognized as incurred. Insurance reimbursements were recognized as receivables once sufficient supporting documentation that the reimbursement would be received and/or at the date the reimbursement was received.

The line items in the financial statements as of December 31, 2012 include the following relating to the effect of the forestry fire:

•	Trade and other current receivables include insurance reimbursements not yet received for ThU.S.$29,819 relating to damages to property, plant and equipment, inventories and business interruption.

•	Impairment loss of ThU.S$70,161 in the line item Property, plant and equipment.

•	Inventory write down of ThU.S.$19,841.

•	During April and August 2012, Arauco received ThU.S.$120,000, as insurance reimbursements out of which ThU.S.$40,000 relates to business interruption losses, ThU.S.$70,000 to physical damage of property, plant and equipment and ThU.S.$10,000 to inventory losses. These payments received were presented under Other Income, net of expenses associated with the incident.

During August and December 2012, Arauco received reimbursements from insurance relating to damaged inventory and property, plant and equipment.

•	The insurance reimbursement for inventory damaged was ThUS$20,801, which at the end of the reporting period has been fully received.

•	The insurance reimbursement for property, plant and equipment and business interruption, was received in December, 2012, for a total amount of ThU.S.$ 96,986 and ThU.S.$ 46,088, respectively, which has been fully received.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Other effects

To December 31, 2013 there is still a balance of impairment provision of machinery and equipment of ThUS$ 919 due to the closure of the Plant Board lines Curitiba (Brazil) at the end of 2011.

In the period 2013, there are no new provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2013 and 2012 as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	12-31-2013	12-31-2012
Information relevant to the sum of all impairment	ThU.S.$ 5,386	ThU.S.$ 4,720

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThUS$88,141 (ThUS$94,978, at December 31, 2012 as adjusted and disclosed in Note 2), of which ThUS$40,477 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThUS$45,055 (ThUS$51,649 at December 31, 2012) by the investment in Arauco do Brasil S.A.. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. The change in the balance of goodwill from Arauco do Brasil S.A. is due solely to the exchange difference on foreign currency translation. Therefore, there has been no increase in the provision of impairment.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection by the Court was held on the 13, 14 and 15 of March 2012. On March 13, 2013 the Court ordered the parties to hear judgment.

Subsequently, on March 26, 2013, the Court summoned the parties to two settlement hearings, which were conducted without favorable results. Subsequently, Celulosa Arauco y Constitución S.A. proposed a settlement offer which was not accepted.

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses, ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

1)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

2)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

3)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted pursuant with the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

4)	The creation of a Wetlands Investigation Center, pursuant with what was proposed by the Company.

5)	Community development programs related to the Wetland in the manner that was proposed by the Company.

With regard to monetary damages, the ruling ordered the Company to pay in the compliance stage, however the form and amount of the payments were not determined.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The ruling was communicated to the Company on August 9, 2013. After a thorough analysis of the ruling, Celulosa Arauco y Constitución S.A. decided not to appeal. This decision was made as it would allow the creation of the conditions for commencing the implementation of the measures in favor of the Wetland, without waiting for further judicial terms.

Currently, the decision is binding and conclusive, and all personal and court expenses have been paid.

As regards damages, the State Defense Council and the Company reached an agreement on the amount thereof, which amount is equivalent to $2,600 million Chilean pesos (ThU.S.$4,956), payable to the State. This agreement will require approval by the Ministry of Finance.

The referred amount would be in addition to the $2,600 million Chilean pesos (ThU.S.$4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

The amount of $5,200 million Chilean pesos (ThU.S.$9,912 as of December 31, 2013) corresponding to the sum indicated in the last two preceding paragraphs, is recognized in the financial statements of Arauco at end of this period.

Arauco, the State Defense Council and an interdisciplinary committee are working on the measures to preserve the Nature Sanctuary listed in points 1) to 4). Once the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. This case is currently pending.

3. On June 22, 2011 Celulosa Arauco y Constitución S.A. was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on September 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

4. On December 20, 2012, the Company was notified of the civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$ 64,086 at December 31, 2013), compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$856 at December 31, 2013).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$97,166 as of December 31, 2013), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013. On August 5, 2013, the file was awarded to the Judicial Secretariat No. 7 (specialized in tax matters).

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$1,602 at December 31, 2013) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$251 at December 31, 2013), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim. At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

3. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

Alto Paraná S.A. was granted 10 banking days to submit its discharges and propose evidence. On December 9, 2013, the BCRA granted Alto Paraná S.A. an extension of additional 10 banking days, which are computed as of the expiration of the original term. As a result of this extension, this term has not yet expired. The discharge was presented on February 10, 2014.

As of the date of issuance of these financial statements, in the opinion of the Company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

Forestal Celco S.A.

1. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. Currently, the case file is in possession of the authoring Judge to decide upon the remedies sought by the plaintiff.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. Currently, the case file is in possession of the authoring Judge to decide upon the remedies sought by the plaintiff.

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December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. Currently the case is in agreement.

4. On September 11, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281,89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court. On August 1, 2013, the Court decided to dismiss the motions to correct the proceedings on formal grounds submitted by both defendants - additionally sentencing them to pay court costs - a ruling that was appealed by Forestal Celco S.A. In parallel, on August 7, 2013, Forestal Celco S.A. filed a motion to declare the proceedings abandoned, a request that was rejected by the Court on August 8, 2013, by way of a resolution that was appealed by Forestal Celco S.A. The Court of Appeals confirmed the dismissal of the dilatory pleas and the motion to adjudge procedural abandonment. On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. The case is pending at first instance.

5. On January 4, 2013, Forestal Celco S.A. was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. A conciliation hearing was held without any resolution. On January 24, 2014, the order to produce evidence was issued. Reconsideration appeal was brought against such order. Such appeal has not been decided upon.

6. On December 21, 2013, Forestal Celco S.A. was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their

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sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly was located on a property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010. Currently, the defendant brought dilatory pleas, which were accepted by Court and therefore the plaintiffs must rectify or correct the failings in their complaint.

7. On October 26, 2012, Forestal Valdivia S.A., now Forestal Celco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago.

That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. without legal title. On January 14, 2013, the Company filed a response requesting the rejection of this claim. The ordinary term for providing evidence has expired as of this date. Certain evidentiary proceedings requested by the parties during the ordinary term for providing evidence are still pending and they will be carried out to the extent authorized by the Court.

8. On November 17, 2003, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court. On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

9. In 1999, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las

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Amounts in thousands of U.S. dollars, except as indicated

Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. The defendant responded to the claim noting that the facts presented in said claim were untrue, and that the claimant only had rights and actions over a lot of forty blocks, Bosques Arauco S.A. being the exclusive owner of the land known as Cuyinco Alto, with an aggregate surface of 4,800 hectares. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. As of October 11, 2013, both appeals are awaiting their hearing before the Court of Appeals of Concepción (Case Docket No. 1,229-2013). On January 8, 2014, the Court decided to return the case to the court of first instance so it proceed to complement the decision in respect of documentary challenges, thus suspending in the meantime the ruling which ordered to hear the case. The case is currently pending.

10. In 1997, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a squatting claim filed by Mr. José Miguel González San Martín, who, in his capacity as co-owner and holder of rights and actions over the property known as Cuyinco, located in the borough of Los Álamos, with a surface of 1,250 hectares, argued that Bosques Arauco was unlawfully occupying the aforementioned property and requested that the latter be compelled to give up the land. Bosques Arauco S.A. answered the claim requesting its dismissal, in light of the fact that said company is the exclusive and registered owner of the Cuyinco Alto property, within which land are the areas known as Cuyinco and Cerro Alto, having acquired the land by a purchase agreement to which the very plaintiff was one of the sellers. The claim was filed before the Civil Court of Lebu. On April 29, 2913, the Civil Court issued its decision wholly dismissing the claim. The claimant appealed the judgment and it was received by the Court of Appeals of Concepción on August 16, 2013 (Case Docket No. 1,142-2013). On December 23, 2013, the Appeals Court upheld the ruling of lower Court and such judgment is firm and enforceable. Accordingly, this case has been finalized.

11. On September 4, 2013, Forestal Arauco S.A., now Forestal Celco was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). Forestal Arauco appeared in the trial presenting a motion to annul all proceedings, as well as, a motion to amend the proceedings as per N°6 of Article 303 of the Civil Procedures Code. The Court admitted both motions and suspended the main proceedings while the motions were addressed, opening a term for evidence for the first of said motions. Forestal Arauco filed a reconsideration appeal with respect to this ruling. Concurrently, the main defendant answered the claim directly. The resolution of the motions is still pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

12. On October 8, 2013, Bosques Arauco S.A., now Forestal Celco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. The plaintiff did not submit a rejoinder. The company has submitted the respective rejoinder.

13. On December 21, 2013, Forestal Celco S.A. was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meters height tree, which allegedly was placed in a property of the defendant, over their vehicle, when they were travelling through Route 160 towards Larquete in the Eighth Region, which event took place on January 3, 2010. Currently, the defendant brought dilatory pleas, which have not been decided upon yet.

Forestal Cholguán S.A.

1. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and an estate named “Fundo Roma”. An expert determined that there is not any adjoining land called “Fundo Roma”, finding Hacienda Canteras perimeter closed and defined for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3, 2012, the court issued a decision rejecting the claim. The ruling was appealed by the plaintiff and the interested party, Banco del Desarrollo.

On April 13, 2012 Forestal Cholguán S.A. filed a request to lift the preliminary injunction; however such request was rejected by the Court. Accordingly, the Company filed a second appeal. A hearing was held for both plaintiffs’ appeals. On October 10, 2013, the Court of Appeals upheld the court of first instance’s decision that had rejected the claim. Currently the judgment is enforceable and the preliminary injunction has been lifted. Finished judgment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS).

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made ??by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. Currently, the Complaint was forwarded to the Inspector for that report. The auditor issued a report. The Company submitted observations to the report of the Inspector. The case is pending.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2013 and 2012 are as follow:

Classes of Provisions	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Provisions, Current	9,696	9,176
Provisions for litigations	9,696	9,176
Provisions, non-Current	24,167	13,285
Provisions for litigations	8,710	4,671
Other provisions	15,457	8,614

Total Provisions	33,863	22,460

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$

Opening balance	13,847	8,614	22,460

Changes in provisions

Increase in existing provisions	12,903	8,575	21,478

Used provisions	(5,183)	—	(5,183)

Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)

Other Increases (Decreases)	(152)	—	(152)

Total Changes	4,560	6,843	11,403

Closing balance	18,406	15,457	33,863

	12-31-2012
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$

Opening balance	15,400	3,188	18,588

Changes in provisions

Increase in existing provisions	2,662	(199)	2,463

Used provisions	(1,148)	—	(1,148)
Increase (decrease) in foreign currency exchange	(1,539)	—	(1,539)

Other Increases (Decreases)	(1,528)	5,624	4,096

Total Changes	(1,554)	5,426	3,872

Closing balance	13,847	8,614	22,460

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Intangible assets, net	99,651	105,234
Computer software	17,004	14,467
Water rigths	5,422	5,114
Customer	70,054	77,454
Other identifiable intangible assets	7,171	8,199

Classes of intangible Assets, Gross	135,790	131,100
Computer software	43,197	38,774
Water rigths	5,422	5,114
Customer	78,800	78,800
Other identifiable intangible assets	8,371	8,412

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(36,139)	(25,866)
Accumulated amortization and impairment, intangible assets	(36,139)	(25,866)
Computer software	(26,193)	(24,307)
Customer	(8,746)	(1,346)
Other identifiable intangible assets	(1,200)	(213)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234
Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)
Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2012
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,772	5,811	—	2,581	18,164
Changes
Additions	8,180	—	—	307	8,487
Additions Business combination	—	—	78,800	5,500	84,300
Disposals	(347)	(773)	—	—	(1,120)
Amortization	(3,016)	—	(1,346)	(213)	(4,575)
Increase (decrease) in foreign currency conversion	(123)	—	—	(17)	(140)
Others Increases (Decreases)	1	76	—	41	118
Changes Total	4,695	(697)	77,454	5,618	87,070
Closing Balance	14,467	5,114	77,454	8,199	105,234

		Minimum life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20.	BIOLOGICAL ASSETS

Biological assets comprise of forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1.02 million hectares are used for forestry planting, 389 thousand hectares are native forest, 178 thousand hectares are used for other purposes and 53 thousand hectares not yet planted.

As of December 31, 2013, the production volume of logs totaled 20 million cubic meters (18.7 million cubic meters as of December 31, 2012).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants (e.g., a specific synergy of the entity).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a not decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThUS$267,763 during 2013 (ThUS$243,295 during 2012). As a result of measuring biological assets at its fair value a higher cost of sales of ThUS$221,874 and ThUS$238,912 in 2013 and 2012 respectively, resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(127,160)
	–0.5	134,152
Margins (%)	10	422,707
	–10	(422,707)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in association with Stora Enso, which are recognized in the consolidated financial statements under the equity method of accounting. Accordingly, in accordance with IFRS11, Arauco recognizes the assets, liabilities, income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of December 31, 2013, there are no forestry plantations pledged as security (ThU.S.$2,394 were pledged as of December 31, 2012).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current	256,957	262,498
Non-current	3,635,246	3,610,572
Total	3,892,203	3,873,070

Reconciliation of carrying amount of biological assets

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets

Additions	161,459

Decreases due to Sales	(10,688)

Decreases due to Harvest	(342,227)

Gain (losses) arising from changes in fair value less costs to sale	269,671

Increases (decreases) in Foreign Currency Translation	(49,405)

Loss of forest due to fires	(7,904)

Other Increases (decreases)	(1,773)

Total Changes	19,133

Closing Balance	3,892,203

Movement	12-31-2012 ThU.S.$
Opening Balance	3,878,134

Changes in Biological Assets

Additions	148,028

Decreases due to Sales	(5,548)

Decreases due to Harvest	(333,533)

Transfers to Non Current Assets or Disposal Groups Classified As Held for Sale	(17,180)

Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale Held For Sale	243,295

Increases (decreases) in Foreign Currency Translation	(34,553)

Loss of forest due to fires	(5,791)

Other Increases (decreases)	218

Total Changes	(5,064)

Closing Balance	3,873,070

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21.	ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

At December 31, 2013 and 2012, Arauco has made and / or has committed the following disbursements by major environmental projects:

12/31/2013		Disbursements undertaken 2013				Committed Disbursements
		State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emissary	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0

Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014

Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014

		TOTAL	39,667			20,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

12/31/2012		Disbursements undertaken 2012				Committed Disbursements
		State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	393	Assets	Property, plant and equipment	4,888	2013
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,109	Assets	Property, plant and equipment	4,971	2013
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,400	Assets	Property, plant and equipment	1,264	2013
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,339	Assets	Property, plant and equipment	1,798	2013
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,402	Assets	Property, plant and equipment	0	2012

Alto Parana S.A.	Construction emissary	In process	47	Assets	Property, plant and equipment	766	2013
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	792	Assets	Property, plant and equipment	1,936	2013

Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,202	Assets	Property, plant and equipment	645	2013

Paneles Arauco S.A.	Environmental improvement studies	In process	168	Assets	Property, plant and equipment	34	2013
Paneles Arauco S.A.	Environmental improvement studies	In process	1,046	Expense	Administration expenses	329	2013

Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	148	Assets	Property, plant and equipment	0	2012

Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,731	Expense	Operating cost	1,835	2013
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	362	Expense	Administration expenses	390	2013
Forestal Celco S.A.	Environmental improvement studies	In process	687	Expense	Administration expenses	484	2013
Forestal Valdivia S.A.	Environmental improvement studies	In process	177	Expense	Administration expenses	100	2013

		TOTAL	19,003			19,794

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22.	NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

In the consolidated statement of financial position as of December 31, 2013 and 2012, the Company has recorded an amount of ThUS$637 and ThUS$69,474, respectively, corresponding to the proportional recognition of assets (forests) held for sale in the Uruguayan companies that qualify as joint operations according to IFRS11. These assets were sold in 2013 almost entirely and this process is carried out in order to reorganize the forest-based societies, releasing of properties which are considered non-strategic or non-productive according to industrial objectives of Arauco. As a result, it was decided to sell the planted land with pines as well as basalt and agricultural land considered unsuitable for planting Eucalyptus.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Land	4,244	57,243
Buildings	3,934	5,739
Property, plant and equipment	2,236	2,922
Forests	—	17,180
Total	10,414	83,084

During 2013, there has been an effect on income totaling ThUS$ 29,137 related to profit per sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of December 31, 2013 and 2012.

Financial Instruments	December 2013		December 2012
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	160,183	160,183	326,281	326,281
Forward	696	696	4,290	4,290
Mutual funds (2)	111,435	111,435	252,564	252,564
Hedging instruments	48,052	48,052	69,427	69,427
Forward foreign exchange	41	41	800	800
interest-rate swaps	1,962	1,962	1,475	1,475
Swap foreign exchange	46,049	46,049	67,152	67,152
Loans and Accounts Receivables	1,316,427	1,316,427	1,143,193	1,143,193
Cash and cash equivalents	555,777	555,777	235,934	235,934
Cash	155,538	155,538	81,228	81,228
Time deposits	391,588	391,588	154,706	154,706
Agreements	8,651	8,651	—	—
Accounts Receivables (net)	752,407	752,407	898,409	898,409
Trades and other receivables	578,946	578,946	639,534	639,534
Lease receivable	1,099	1,099	2,871	2,871
Other receivables	172,362	172,362	256,004	256,004
Accounts receivable from related parties	8,243	8,243	8,851	8,851
Other Financial Assets	3,119	3,119	2,032	2,032

Financial Liabilities, Total	5,696,343	5,975,222	5,559,891	5,727,457
Financial Liabilities at amortized cost (3)	5,672,240	5,951,119	5,543,929	5,712,969
Bonds issued denominated in U.S. dollars	2,184,294	2,309,763	2,487,236	2,712,585
Bonds issued denominated in U.F. (4)	854,297	883,237	930,607	949,141
Bank Loans in Dollars and others	1,635,053	1,759,019	1,248,401	1,179,409
Bank borrowing denominated in U.S. dollars and other currencies	259,001	259,505	234,909	229,058
Financial Leasing	89,440	89,440	56,052	56,052
Government Loans	4,408	4,408	4,910	4,910
Trades and other Payables	631,341	631,341	572,646	572,646

Accounts payable to related parties	14,406	14,406	9,168	9,168
Financial liabilities at fair value through profit or loss	24,103	24,103	15,962	14,488
Interest Rate Swaps	—	—	1,070	1,070
Hedging instruments	24,103	24,103	14,892	13,418
Swap	23,996	23,996	14,168	12,694
Forward	107	107	724	724

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions and are traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2013, and 2012.

	December 2013 ThU.S.$	December 2012 ThU.S.$
Bank borrowings - current portion	70,431	103,127
Bonds issued - current portion	152,922	395,453
Total	223,353	498,580

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	December 2013 ThU.S.$	December 2012 ThU.S.$
Financial debt, current	893,497	842,389
Financial debt, non-current	4,132,996	4,119,727
Total	5,026,493	4,962,116
Cash and cash equivalent	(667,212)	(488,498)
Net financial debt	4,359,281	4,473,618
Non-controlling interests	52,242	74,437
Equity attributable to owners of parent	6,992,298	6,891,322
Total equity	7,044,540	6,965,759

Debt to equity ratio	0.62	0.64

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of December 31, 2013, and 2012:

	December 2013
Thousands of dollars	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103

Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361.00	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361.00	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

	December 2012
Thousands of dollars	Current	Non Current	Total
Bonds obligations	372,800	3,045,043	3,417,843
Bank borrowings	448,760	1,034,550	1,483,310
Financial Leasing	20,489	35,563	56,052
Government Loans	339	4,571	4,910
Swap and Forward	1,794	14,168	15,962

Other Financial Liabilities	844,182	4,133,895	4,978,077

Trades and Other Payables	572,646	—	572,646
Related party payables	9,168	—	9,168

Accounts Payable, Total	581,814	—	581,814

Financial Liabilities, Total	1,425,996	4,133,895	5,559,891

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	December 2013 ThU.S.$	December 2012 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	112,131	256,854	–56%
Forward	696	4,290	–84%
Mutual Funds	111,435	252,564	–56%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has reduced its position in these instruments compared to December 2012 by 56%.

The following table sets forth the risk classification of mutual funds as of December 31, 2013 and 2012:

	December 2013 Th.U.S.$	December 2012 Th.U.S.$
AAAfm	109,397	252,324
AAfm	2,039	240
Total Mutual Funds	111,436	252,564

Hedging Instruments

As of December 31, 2013, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$46,049 for those in an asset position and ThU.S.$ 23,995 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$107, which is presented in the consolidated statements of financial position in the line item “other current financial assets”. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Information on Swaps Designated as Hedging Instruments

Swaps hedging Series H Bonds

Hedged Item

In March 2009, Arauco issued Series H Bond for total of U.F. 2,000,000 at an annual interest rate of 2.25% payable semi-annually in March and September of each year. In order to mitigate the risk of variability of cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that fully hedge the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at a 2.25% annual interest rate, and pays semi-annual interest (in March and September of each year) based on a notional amount of ThUS$35,700 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.99%. The swap matures on March 3, 2014. The fair value of the swap was ThU.S.$8,306 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest (in March and September of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$35,280 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.94%. The swap matures on March 3, 2014. The fair value of the swap was ThU.S.$8,750 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series F Bonds

Hedged Item

In November 2008 and March 2009, Arauco issued Series F Bonds for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued and five additional contracts that will become effective on the date specified in each contract as discussed below:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$38,380 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,271 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of ThU.S.$37,980 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$6,207 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,718 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$37,620 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$6,095 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of ThU.S.$38,420 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$5,314 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$43,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$(1,107) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$43,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$(919) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 8: On June 5, 2013, Arauco realized an additional coverage, lasting from April 30, 2014 until April 30, 2019. Arauco receives semi-annual interest payments (In April and October of each year) based on

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 4.69%. The fair value of this swap is ThU.S.$(185) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 9: On October 22, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$38,430 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.75%. The fair value of this swap is ThU.S.$(1,128) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 10: On November 7, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$38,380 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.61%. The fair value of this swap is ThU.S.$(745) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 11: On November 14, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.59%. The fair value of this swap is ThU.S.$(626) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 12: On November 15, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.54%. The fair value of this swap is ThU.S.$(436) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Swaps Hedging Series J Bonds

Hedged Item

In September 2010, Arauco issued Series J Bonds for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,130) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,130) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,261) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,870 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,054) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The fair value of this swap is ThU.S.$(2,815) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series E Bonds

Hedged Item

In November 2008 Arauco issued Series E Bonds for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bonds issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.00% annually, and pays semi-annual interests (in April and October) based on a notional amount of ThU.S.$43,280 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$386 as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series P Bonds

Hedged Item

In April 2012, Arauco issued Series P Bonds for a total of 5,000,000 UF at an annual interest rate of 3.96% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into two cross-currency swaps that partially cover amount of the bonds issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of ThU.S.$46,470 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$(2,085) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Contract 2: Arauco receives semi-annual interest (in May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (in May and November) based on a notional amount of ThU.S.$47,160 (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$(1,374) as of December 31, 2013. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth summarized information of the fair value of the hedging instruments for exchange rate as of December 31, 2013:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - E	386	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,271	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,718	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	6,096	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	6,207	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - F	5,314	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(1,107)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F	(919)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - H	8,750	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU - H	8,306	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,130)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,130)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,261)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(3,054)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - J	(2,815)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(2,085)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - P	(1,374)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F (*)	(185)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F (*)	(1,128)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F (*)	(745)	Cross Currency swap

Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F (*)	(626)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU - F (*)	(436)	Cross Currency swap
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(16)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(67)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian Peso	(24)	Forward

(*)	These swaps are “forward starting swap”, whose start dates are during 2014 (check date in the description of each contract)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December 2013 ThU.S.$	December 2012 ThU.S.$
Loans and Receivables	1,316,427	1,143,193
Cash and cash equivalents	555,777	235,934
Cash	155,538	81,228
Time Deposits	391,588	154,706
Agreements	8,651	—
Trade and other receivables	760,650	907,260
Trades and Other receivables	580,045	642,405
Other receivables	172,362	256,004
Accounts receivable from related parties	8,243	8,851

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of December 31, 2013 and 2012.

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	667,212	488,498
US Dollar	534,575	397,346
Euro	4,681	1,867
Other currencies	86,073	66,856
Chilean pesos	41,883	22,429

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
	ThU.S.$	ThU.S.$
Trades and other current receivables	711,678	835,932
US Dollar	446,386	520,803
Euros	33,072	26,711
Other currencies	113,399	123,919
Chilean pesos	117,827	163,084
U.F.	994	1,415

Accounts receivable from related parties, current	8,243	8,851
US Dollar	135	743
Other currencies	3,654	1,268
Chilean pesos	4,454	6,840

Trade and other non-current receivables	40,729	62,477
US Dollar	35,743	55,804
Chilean pesos	3,226	3,374
U.F.	1,760	3,299

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	December 2013 ThU.S.$	December 2012 ThU.S.$
Financial Assets	1,475,914	1,465,184
Fair value through profit or loss	159,487	321,991
Mutual Funds	111,435	252,564
Hedging Assets	48,052	69,427
Loans and receivables	1,316,427	1,143,193

FINANCIAL LIABILITIES

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		December	December	December	December
		2013	2012	2013	2012
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,672,240	5,543,930	5,951,119	5,712,969
Bonds Issued	U.S. Dollar	2,184,294	2,487,236	2,309,763	2,712,585
Bonds Issued	U.F.	854,297	930,607	883,237	949,141
Bank borrowings	U.S. Dollar	1,784,339	1,397,065	1,759,019	1,179,409
Bank borrowings	Other currencies	109,715	86,246	259,505	229,058
Government Loans	U.S. Dollar	4,408	4,910	4,408	4,910
Financial Leasing	U.F.	85,019	54,636	85,019	54,636
Financial Leasing	Chilean pesos	4,354	1,222	4,354	1,222
Financial Leasing	U.S. Dollar	67	194	67	194
Trades and Other Payables	U.S. Dollar	229,621	117,458	229,621	117,458
Trades and Other Payables	Euro	7,434	9,114	7,434	9,114
Trades and Other Payables	Other currencies	63,500	152,322	63,500	152,322
Trades and Other Payables	Chilean pesos	328,370	291,190	328,370	291,190
Trades and Other Payables	U.F.	2,416	2,562	2,416	2,562
Related party payables	U.S. Dollar	2,893	1,474	2,893	1,474
Related party payables	Chilean pesos	11,513	7,694	11,513	7,694

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2013 and 2012 are as follows:

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related party payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

	December 2012
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	842,389	4,119,727	4,962,116
Trade and other payables	572,645	—	572,645
Related party payables	9,168	—	9,168
Total Financial Liabilities Measured at Amortized Cost	1,424,202	4,119,727	5,543,929

Financial Liabilities Measured at Fair Value

As of the date of the consolidated financial statements, Arauco held a cross currency swap and a foreign currency forward for Uruguayan pesos as a financial liabilities measured at fair value through profit or loss with forwards and Uruguayan pesos. Registration of financial liabilities at fair value with changes in result had a net decrease of 87%.

	Fair value
	December 2013 ThU.S.$	December 2012 ThU.S.$	Period Variation
Financial liabilities measured at fair value through profit or loss	696	5,360	–87%
Swap	—	1,070	–100%
Forward	696	4,290	–84%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	December 2013 ThU.S.$	December 2012 ThU.S.$
Total Financial Liabilities	5,696,343	5,558,418
Financial liabilities at fair value through profit or loss (held for trading)	—	1,070
Hedging Liabilities	24,103	13,418
Financial Liabilities Measured at Amortized Cost	5,672,240	5,543,930

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	2013	2012
	ThU.S.$	ThU.S.$
Opening balance	(46,016)	(27,651)
Fair value gains (losses) arising during the year	(21,378)	49,564
Exchange differences of bonds hedged	49,576	(72,226)
Finance costs	7,591	5,942
Settlements during the period	(5,880)	(6,468)
Deferred taxes	(5,400)	4,823
Closing balance	(21,507)	(46,016)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Assets
Financial assets measure at fair value through profit or loss	Swap	3,035	3,903
	Forward	993	(10,401)
	Mutual Funds	1,718	410
	Total	5,746	(6,088)	—	—

Loans and Receivables	Fix terms deposits	8,819	10,919

	Repurchased agreements	1,383	770

	Trades and Other receivables	—	—	2,138	6,839

	Total	10,202	11,689	2,138	6,839

Hedges Instruments	Cash flow swap	(5,880)	(5,942)
	Total	(5,880)	(5,942)

Liabilities

At amortized cost	Bank loans	(29,259)	(16,789)

	Bond issued obligations	(170,268)	(160,948)

	Total	(199,527)	(177,737)	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2013 and 2012, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value December 2013	Fair value hierarchy levels
		Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments	48,011	—	48,011	—
Foreign exchange forwards	738	—	738	—
Mutual Funds	111,435	111,435	—	—
Financial liabilities measured at fair value
Hedging instruments	23,996	—	23,996	—
Foreign exchange forwards	107	—	107	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	12-31-2013 (ThU.S.$)	12-31-2012 (ThU.S.$)	Coverage Ratio equal to or greater than 2.0	Debt to equity ratio(1) equal to or less than 1.2	Debt to total assets ratio(2) equal to or less than 0.75
Domestic Bonds	854,297	930,607	N/R	✓	N/R
Forestal Río Grande S.A. Loan	—	34,725	✓(3)	N/R	✓(3)
Bilateral BBVA Bank Loan	75,186	168,379	✓	✓	N/R
Bilateral Scotiabank Loan	199,398	198,650	✓	✓	N/R
Other Loans	1,176,869	932,893	No covenants are required
Foreign Bonds	2,184,294	2,487,236	No covenants are required
Commited Line	—	—	✓		✓
Flakeboard credit with Arauco warranty	149,286	153,574	✓		✓
Syndicated loan	297,723	—	✓		✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required by the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of December 31, 2013 and 2012, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2013, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s		Feller Rate
Local bonds	-	AA -	-		AA -
Foreign bonds	BBB -	BBB	Baa3	*	-

*	Negative perspective

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2013 and 2012 is as follows:

Thousands of dollars	12-31-2013	12-31-2012
Equity	7,044,540	6,965,759
Bank borrowings	1,898,462	1,488,220
Financial leasing	89,440	56,052
Bonds issued	3,038,591	3,417,843

Capital	12,071,033	11,927,874

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its domestic credit sales with Euler Hermes Insurance Company. Beginning on December 1, 2012, all insurance policies for credit sales in the Arauco Group were insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantee is established in the Arauco’s Guarantee Policy, which has the purpose of controlling the accounting, maturity and valuation of such guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

As of December, 2013, the total amount of guarantees given was ThU.S.$121,000, which is summarized in the following table.

Guarantees Arauco Group
Guarantees Debtors	90,944,539	75%
-Certificate of deposit	6,010,685	7%
-Standby letters of credit	24,372,000	27%
-Promissory notes	39,910,229	44%
-Finance	10,952,182	12%
-Mortgage	7,179,443	8%
-Pledge	2,519,999	3%
Guarantees Creditors	29,557,164	25%
-Certificate of deposit	25,908,307	87%
-Standby letters of credit	309,335	1%
-Promissory notes	3,339,522	11%
Total Guarantees	120,501,703	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of December 31, 2013, Arauco’s consolidated revenues from sales were ThU.S.$5,145,500 of which 70.18% correspond to credit sales, 22.39% to sales with letters of credit, and 7.43% to other classes of sales.

As of December 31, 2013, of the trade receivables balance of ThU.S.$586,506 that had agreed term of sales, 73.75% corresponded to credit sales, 23.23% to sales with letters of credit and 3.02% to other classes of sales, distributed among 2,044 customers. The customer with the largest open account outstanding did not exceed 2.29% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 98.81%. Therefore, Arauco’s credit risk exposure of its portfolio is 1.19%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	433,153	100.00%
Secured receivables(*)	427,998	98.81%
Unsecured receivables	5,155	1.19%

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

	December 2013 Th.U.S.$	December 2012 Th.U.S.$
Current Receivables

Trades receivables	577,868	633,237
Financial lease receivables	969	1,527
Other Debtors	132,841	201,168
Net subtotal	711,678	835,932

Trades receivables	586,506	646,208
Financial lease receivables	969	1,563
Other Debtors	140,042	206,204
Gross subtotal	727,517	853,975

Provision for doubtful trade receivables	8,638	12,971
Provision for doubtful lease receivables	—	36
Provision for doubtful other debtors	7,201	5,036
Subtotal Bad Debt	15,839	18,043

Non Current Receivables

Trades receivables	1,078	6,297
Financial lease receivables	130	1,344
Other Debtors	39,521	54,836
Net Subtotal	40,729	62,477

Trades receivables	1,078	6,297
Financial lease receivables	130	1,344
Other Debtors	39,521	54,836
Gross subtotal	40,729	62,477

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2013 and 2012:

	12-31-2013	12-31-2012
	Th.U.S.$	Th.U.S.$
Opening balance	12,971	19,796
Impairment losses recognized on receivables	101	691
Reversal of impairment losses	(4,434)	(7,516)
Closing balance	8,638	12,971

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of December 31, 2013, 87.53% are current (i.e. non-past due), 10.82% are between 1 and 30 days past due, 0.11% are between 30 and 60 days past due, 0.22% are between 60 and 90 days past due, 0.07% are between 90 and 120 days past due, 0.04% are between 150 and 180 days past due, 0.02% are between 210 and 250 days past due and 1.19% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2013

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	513,393	63,458	630	1,278	392	0	257	0	90	7,008	586,506
%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	5	0	–9	8	1	15	–55	211	–34	–8,780	–8,638
%	0.09%	–1.56%	0.00%	0.06%	–0.18%	25.69%	0.96%	0.19%	0.55%	74.20%	100.00%

December 31, 2012

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	567,922	64,660	3,513	1,461	192	0	475	0	0	7,985	646,208
%	87.89%	10.01%	0.54%	0.23%	0.03%	0.00%	0.07%	0.00%	0.00%	1.23%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
MUS$	–645	22	–17	–117	1,118	–18	–16	133	–26	–13,405	–12,971
%	4.97%	–0.17%	0.13%	0.90%	–8.62%	0.14%	0.13%	–1.02%	0.20%	103.34%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThUS$8,500 over the last five years which represents 0.041% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2013	2012	2011	2010	2009	Last 5 years
Percentage of impairment losses	0.009%	0.010%	0.15%	0.01%	0.03%	0.041%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2013 was ThU.S.$1,358, which represents 15.51% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In May 2013, Arauco updated its Corporate Credit Policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding to intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2013 and 2012. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2013:

Tax ID	Name	Currency		Maturity							Total		Type of Amorti- zation	Effective Rate %	Nominal Rate
			Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
-	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor +1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
-	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
-	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
-	Alto Parana S.A.	Argentine pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
-	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
-	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
-	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
-	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
-	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
-	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1,75%
-	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2,05%
-	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1,80%
-	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
-	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2,05%
-	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2,05%
-	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1,80%
-	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1,75%
-	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2,00%
-	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
-	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
-	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
-	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%
-	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
-	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
-	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
-	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
-	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Tax ID	Name	Currency	Name - Country Bonds Obligation	Maturity							Total		Type of Amorti- zation	Effective Rate %	Nominal Rate
				0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
-	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

Tax ID	Name	Currency	Name - Country Others Loans	Maturity							Total		Type of Amorti- zation	Effective Rate %	Nominal Rate
				0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
-	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
-	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
-	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	0	0	334	4,074	0	0	0	334	4,074

Tax ID	Name	Currency	Name - Country Lease	Maturity							Total		Type of Amorti- zation	Effective Rate %	Nominal Rate
				0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
-	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	0	0	26,949	62,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2012:

Tax ID	Name	Currency	Name- Country Loans with banks	Maturity							Total		Type of amortization	Effective rate %	Nominal Rate
				0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	current ThU.S.	Non current ThU.S.
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	108	—	6,100	—	—	—	—	6,208	—	Maturity	—	19.90%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	100	—	6,100	—	—	—	—	6,200	—	Maturity	—	18.25%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	69	4,067	—	—	—	—	—	4,136	—	Maturity	—	19.00%
-	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	—	104	—	8,134	—	—	—	104	8,134	Maturity	—	19.40%
-	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	8,254	—	—	—	—	—	—	8,254	—	Maturity	—	16.60%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	122	8,133	—	—	—	—	—	8,255	—	Maturity	—	16.50%
-	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	67	4,067	—	—	—	—	—	4,134	—	Maturity	—	19.25%
-	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	116	—	—	67	—	—	—	116	67	Montlhy	—	7.00%
-	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	121	—	—	—	—	—	—	121	—	Montlhy	—	6.70%
-	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	48	—	—	96	—	—	—	48	96	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Bradesco	158	—	—	288	—	—	—	158	288	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	292	—	—	—	435	—	—	292	435	Maturity	—	8.70%
-	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	4,270	—		—	—	—	—	4,270	—	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	86	—	—	—	—	—	—	86	—	Maturity	—	6.60%
-	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	—	—	—	157	—	—	66	157	Montlhy	—	8.70%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	62	—	—	98	—	—	—	62	98	Montlhy	—	4.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	34	—	—	—	75	—	—	34	75	Maturity	—	5.50%
-	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	256	—	—	—	634	—	—	256	634	Maturity	—	8.70%
-	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	—	—	—	193	—	—	67	193	Montlhy	—	0%
	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	74	—	—	—	184	—	—	74	184	Maturity	—	8.70%
	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	—	2,446	—	—	—	—	—	2,446	—	Maturity	—	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	—	—	3,432	—	—	—	—	3,432	—	Maturity	—	5.50%
-	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	63	—	—	—	—	3,260	—	63	3,260	Montlhy	—	9.30%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	—	—	403	—	6	403	Maturity	—	3.30%
-	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	256	—	—	—	452	—	—	256	452	Maturity	—	4.50%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	—	32	—	—	—	—	10,128	32	10,128	Maturity	—	8.41%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	—	21	—	—	—	—	6,076	21	6,076	Maturity	—	9.41%
-	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	60	—	—	—	—	—	4,362	60	4,362	Maturity	—	6.47%
-	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	—	26	—	—	—	—	6,752	26	6,752	Maturity	—	10.61%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,379	24,000	96,000	24,000	—	—	48,379	120,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	198	198,452	—	—	—	198	198,452	Maturity	—	1.59%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	15,007	—	—	—	—	—	15,007	—	Maturity	—	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	35,015	—	—	—	—	—	35,015	—	Maturity	—	0.45%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	50,054	—	—	—	—	—	50,054	—	Maturity	—	0.46%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	30,010	—	—	—	—	—	30,010	—	Maturity	—	0.49%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	100,093	—	—	—	—	—	—	100,093	—	Maturity	—	0.48%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Chile	—	50,035	—	—	—	—	—	50,035	—	Maturity	—	0.71%
-	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	472	—	148,192	—	—	472	148,192	Maturity	—	L +6,5%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,012	—	25,713	—	—	—	—	34,725	—	quarterly	—	Libor 3 months + 0,375%
-	Forestar Cono Sur S.A.	U.S. Dollar	Banco Santander	—	—	6,037	—	—	—	—	6,037	—	Maturity	—	Libor + 1,75%
-	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	341	—	—	—	—	19,824	341	19,824	Maturity	—	Libor + 2,05%
-	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	—	24,803	—	24,803	Maturity	—	Libor + 1,80%
-	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	2,956	—	—	—	—	328,151	2,956	328,151	Maturity	—	3.20%
-	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	798	—	—	—	—	67,449	798	67,449	Maturity	—	Libor + 2,05%
-	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	62	—	—	—	—	—	62	—	Maturity	—	0.16%
-	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	157	—	—	—	—	85,885	157	85,885	Maturity	—	0.76%
-	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—	—	3,003	—	—	—	—	3,003	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco Santander	2,518	—	—	—	—	—	—	2,518	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—	—	6,005	—	—	—	—	6,005	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	—	1,196	—	—	—	—	—	1,196	—	Maturity	—	3%
-	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	—	—	2,002	—	—	—	—	2,002	—	Maturity	—	Libor + 2,00%
-	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,360	—	—	—	—	—	1,360	—	Maturity	—	3%
-	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	9,055	—	—	—	—	9,055	—	Maturity	—	Libor + 2,5%

			Total	126,378	230,266	92,117	303,135	174,322	3,663	553,430	448,761	1,034,550

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Tax ID	Name	Currency	Name- Country Bonds Obligation	Maturity							Total		Type of amortization	Effective rate %	Nominal Rate
				0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	current ThU.S.	Non current ThU.S.
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	15,844	15,711	—	—		15,844	15,711	(i) semestral; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,336	—	—	—	320,501	2,336	320,501	(i) semestral; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	710	—	94,811	—	—		710	94,811	(i) semestral; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,557	—	—	—	—	237,765	2,557	237,765	(i) semestral; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,205	—	—	—	239,167	1,205	239,167	(i) semestral; (k) Maturity	3.96%	3.96%
-	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	—	267,703	—		1,004	267,703	(i) semestral; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	—	—	494,923	—	15,205	494,923	(i) semestral; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	—	124,679	—		2,734	124,679	(i) semestral; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	299,751	—	—	—		307,054	-	(i) semestral; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	368,603	—	—		4,047	368,603	(i) semestral; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—		—	—	393,664	8,889	393,664	(i) semestral; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—		—	—	487,516	11,215	487,516	(i) semestral; (k) Maturity	4.77%	4.75%

			Total	42,612	6,001	324,187	479,125	392,382	494,923	1,678,613	372,800	3,045,043

Tax ID	Name	Currency	Name - Country Others Loans	Maturity							Total		Type of Amortization	Effective Rate %	Nominal Rate
				0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
-	Flakeboard Company Limited		Business New Brunswick	—	—	—	4,072	—	—	—	—	4,072	Maturity	—	4.70%
-	Flakeboard Company Limited		Fednor (industry Canada)	—	—	69	69	—	—	—	69	69	Maturity	—	0.00%
-	Flakeboard Company Limited		SSM EDC	—	—	270	430	—	—	—	270	430	Maturity	—	1.80%

			Total	0	0	339	4,571	0	0	0	339	4,571

Tax ID	Name	Currency	Name- Country Lease	Maturity							Total		Type of amortization	Effective rate %	Nominal Rate
				0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	current ThU.S.	Non current ThU.S.
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	196	392	4,270	4,216	1,186	—	—	4,858	5,402	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	—	—	818	0	—	—	—	818	0	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	42	84	400	753	96	—	—	526	849	Montlhy	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	700	1,400	7,307	13,336	4,798	—	—	9,407	18,134	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	71	142	752	1,450	149	—	—	965	1,599	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	23	46	470	722	307	—	—	539	1,029	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	234	468	2,106	5,273	2,429	—	—	2,808	7,702	Montlhy	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	2	4	16	43	21	—	—	22	64	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	2	5	22	55	—	—	—	29	55	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	10	21	92	46	—	—	—	123	46	Montlhy	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	9	19	84	225	57	—	—	112	282	Montlhy	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	13	26	116	309	25	—	—	155	334	Montlhy	—	—
-	Arauco Canada Panels ULC	U.S. Dollar	Automotive Leases	—	—	127	67	—	—	—	127	67

			Total	1,302	2,607	16,580	26,495	9,068	0	0	20,489	35,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$77 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2013, the total assets pledged as an indirect guarantee were ThU.S.$947. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	373	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	145	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	410	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	100	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	-	US Dollar	3,844	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	-	US Dollar	65,445	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	-	US Dollar	1,281	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	403	Bank Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	227	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	547	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	189	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	242	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	131	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,246	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	631	Bank do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	280	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	545	Bank ABC Brasil S.A.
Arauco Bioenergía S.A.	Guarantee Letter	-	Chilean Pesos	893	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	-	Chilean Pesos	223	Minera Spence S.A
		Total		77,155

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	-	US Dollar	677,000	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	-	US Dollar	270,000	Alto Paraná (bondholders – 144A)
		Total		947,000

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 0.86% (equivalent to ThU.S.$ +/-3,792), and +/- 0.03% of assets (equivalent to ThU.S.$ +/-2,275) and +/-0.06 over the EBITDA (equivalent to ThU.S.$ +/-717).

The main financial instrument subject to the risk in exchange rate corresponds to domestic bonds issued denominated in UF and that are not hedged with cross currency swaps described in the hedge accounting disclosures.

	December 2013	December 2012
Bonds Issued in UF (P Series)	3,000,000	3,000,000

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.21% (equivalent to ThU.S.$915) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$915).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2013, 21.7% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.03% (equivalent to ThU.S.$+/- 129) and +/- 0.0002% (equivalent to ThU.S.$+/- 117) on equity.

Thousands of dollars	December 2013	Total

Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947
Total	5,026,493	100.0%

Thousands of dollars	Diciembre 2012	Total

Fixed rate	4,238,693	85.4%
Bonds issued	3,417,843
Bank borrowings (*)	759,888
Financial leasing	56,052
Variable rate	723,423	14.6%
Bonds issued	—
Loans with Banks	723,423
Total	4,962,116	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2013, revenue due to pulp sales accounted for 34.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 13.9% (equivalent to U.S.$186 million), on the income after tax and +/- 24.9% (equivalent to U.S.$145 million) and +/- 1.2% (equivalent to U.S.$87 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24.	OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 15 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 5.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 36 countries.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1.02 million hectares are used for plantations, 389 thousand hectares for native forests, 178 thousand hectares for other uses and 53 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment for the years ended December 31, 2012, 2011 and 2010 is presented in the tables below:

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	2,180,756	829,924	160,490	1,940,860	33,470	—	5,145,500	—	5,145,500

Revenues from transactions with other operating segments	47,879	21	1,090,254	12,121	31,376	—	1,181,651	(1,181,651)	—

Finance income	—	—	—	—	—	19,062	19,062	—	19,062

Finance costs	—	—	—	—	—	(232,843)	(232,843)	—	(232,843)

Net finance costs	—	—	—	—	—	(213,781)	(213,781)	—	(213,781)

Depreciation and amortizations	163,135	22,293	12,711	88,657	3,959	7,892	298,647	—	298,647
Sum of significant income accounts	6	—	302,388	35	—	—	302,429	—	302,429
Sum of significant expense accounts	—	7,880	8,546	15,639	—	—	32,065	—	32,065

Profit (loss) of each reportable segment	378,527	129,874	143,709	201,999	469	(436,001)	418,577	—	418,577

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	—	5,657	5,657	—	5,657

Joint ventures	—	—	—	(519)	—	1,122	603	—	603

Income tax expense	—	—	—	—	—	(130,357)	(130,357)	—	(130,357)

Geographical information on revenues

Revenue – Chilean entities	1,937,934	753,029	88,785	747,168	181	—	3,527,097	—	3,527,097

Revenue – Foreign entities	242,822	76,895	71,705	1,193,692	33,289	—	1,618,403	—	1,618,403

Total Ordinary Income	2,180,756	829,924	160,490	1,940,860	33,470	—	5,145,500	—	5,145,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	107,886	11,296	255,692	487,950	1,012	685	864,521	—	864,521

Segment Cash Flows

Cash Flows from (used in) Operating Activities	464,331	109,735	186,167	201,212	5,340	(69,065)	897,720	—	897,720

Cash flows (used in) investing activities	(424,984)	(10,109)	(97,780)	(180,551)	(1,012)	26,816	(687,620)	—	(687,620)

Cash flows from (used in) Financing Activities	—	—	(42,094)	—	—	34,318	(7,776)	—	(7,776)

Net increase (decrease) in Cash and Cash Equivalents	39,347	99,626	46,293	20,661	4,328	(7,931)	202,324	—	202,324

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Segment assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395

Investments accounted through equity method

Associates	—	—	186,628	4,467	—	135,341	326,436	—	326,436

Joint Ventures	—	—	—	—	—	22,976	22,976	—	22,976

Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855	—	7,448,855

Geographical information on non-current assets

Chile	2,670,703	311,408	3,613,663	623,996	34	243,394	7,463,198	625	7,463,823
Foreign countries	1,658,451	19,545	1,395,725	967,362	28,043	152,125	4,221,251	—	4,221,251
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	1,996,739	765,439	172,972	1,331,981	31,532	—	4,298,663	—	4,298,663
Revenues from transactions with other operating segments	45,928	15	981,169	15,308	31,239	—	1,073,659	(1,073,659)	—

Finance income	—	—	—	—	—	23,476	23,476	—	23,476
Finance costs	—	—	—	—	—	(236,741)	(236,741)	—	(236,741)
Net finance costs	—	—	—	—	—	(213,265)	(213,265)	—	(213,265)

Depreciation and amortizations	158,417	22,071	10,201	54,719	4,231	2,742	252,381	—	252,381
Sum of significant income accounts	28,700	—	232,210	59,941	—	—	320,851	—	320,851
Sum of significant expense accounts	—	7,880	3,387	15,639	—	—	26,906	—	26,906

Profit (loss) of each reportable segment	308,799	90,613	64,865	157,152	5,792	(483,680)	143,541	—	143,541

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	—	17,947	17,947	—	17,947
Joint ventures	—	—	—	(471)	—	1,457	986	—	986

Income tax expense	—	—	—	—	—	(166,787)	(166,787)	—	(166,787)

Geographical information on revenues
Revenue–Chilean entities	1,785,439	699,824	99,303	578,346	758	—	3,163,670	—	3,163,670
Revenue–Foreign entities	211,300	65,615	73,669	753,635	30,774	—	1,134,993	—	1,134,993
Total Ordinary Income	1,996,739	765,439	172,972	1,331,981	31,532	—	4,298,663	—	4,298,663

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	SubTotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	620,526	40,614	195,077	249,812	486	1,099	1,107,614	—	1,107,614

Acquisition and contribution of investments in associates and joint venture	70	—	822	256,699	—	13,490	271,081	—	271,081

Segment Cash Flows
Cash Flows from (used in) Operating Activities	32,317	95,283	118,239	212,553	793	(16,791)	442,394	—	442,394
Cash flows (used in) investing activities	(618,737)	(66,074)	(173,830)	(466,840)	(486)	(19,882)	(1,345,849)	—	(1,345,849)
Cash flows from (used in) Financing Activities	—	—	(48,736)	—	—	1,104,218	1,055,482	—	1,055,482
Net increase (decrease) in Cash and Cash Equivalents	(586,420)	29,209	(104,327)	(254,287)	307	1,067,545	152,027	—	152,027

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,782,478	648,727	5,169,144	2,595,543	49,337	1,036,968	14,282,197	(22,583)	14,259,614
Investments accounted through equity method
Associates	—	—	211,881	5,645	—	141,591	359,117	—	359,117
Joint Ventures	—	—	—	—	—	23,310	23,310	—	23,310
Segment liabilities	247,161	74,458	150,801	302,086	13,409	6,505,940	7,293,855	—	7,293,855

Geographical information on non-current assets
Chile	2,695,193	340,135	3,573,965	469,836	15	272,846	7,351,990	1,048	7,353,038
Foreign countries	1,318,264	21,228	1,108,266	1,453,829	29,412	190,060	4,121,059	—	4,121,059
Non-current assets, Total	4,013,457	361,363	4,682,231	1,923,665	29,427	462,906	11,473,049	1,048	11,474,097

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Current roads to amortize	53,815	69,441
Prepayment to amortize (insurance y others)	26,278	30,976
Recoverable taxes (Relating to purchases)	105,275	112,378
Other current non financial assets	3,596	8,419
Total	188,964	221,214

Non current non-financial assets	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Non Current roads to amortize	112,505	103,026
Guarantee values	3,349	737
Recoverable taxes (Relating to purchases)	6,025	12,457
Other non current non financial assets	3,173	9,034
Total	125,052	125,254

Current non financial liabilities	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
Provision of minimum dividend (1)	75,695	47,259
ICMS tax payable	23,532	25,818
Other tax payable	16,911	13,295
Other Current non financial liabilities	8,905	8,975
Total	125,043	95,347

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non financial liabilities	12-31-2013 ThU.S.$	12-31-2012 ThU.S.$
ICMS tax payable	73,093	100,589
Other non current non financial liabilities	7,761	815
Total	80,854	101,404

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of December 31, 2013, 2012 and 2011 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2013	385,657
Adjustments:
Biological Assets
Unrealized gains/losses	(269,671)
Realized gains/losses	221,874
Deferred income taxes	9,170
Total adjustments	(38,627)
Distributable Net Income at 12-31-2013	347,030

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2012 (*)	135,813
Adjustments
Biological Assets
Unrealized	(231,763)
Realized	238,846
Deferred income taxes	(11,945)
Deferred income taxes - exchange rate effect of opening balance biological assets	55,043
Total Biological Assets (net)	50,181
Negative goodwill	(25,148)
Total adjustments	25,033
Distributable Net Income at 12-31-2012	160,846

(*)	IAS 19 adjustment made in this report for comparative purposes is not included in this Net Income.

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12-31-2011	623,913

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of December 31, 2013 in the amount of ThU.S.$125,043, represents a total of ThU.S.$75,424, which corresponds to the provision of minimum dividend recorded for the period 2013 of the parent company, deducting the interim dividend of ThUS$63,388 which was paid on December 10, 2013.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2013

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
Earnings (losses) per share	2013 ThU.S.$	2012 ThU.S.$ (*)	2011 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	385,657	135,813	612,553
Weighted average of number of shares	113,159,655	113,152,446	113,152,446
Basic earnings per share (in US$ per share)	3.41	1.20	5.41

(*)	IAS 19 adjustment made in this report for comparative purposes is not included in this Net Income.

NOTE 27.	SUBSEQUENT EVENTS

1) On January 14, 2014, Arauco, through its subsidiary Flakeboard America Limited, has agreed, by means of an asset purchase agreement executed with the U.S. company named SierraPine, to the acquisition of three industrial mills located in the United States of America. The operation contemplates the acquisition of the particleboard mills of Martell and Springfield, and the MDF (medium density fiberboard) mill of Medford, located in the states of California and Oregon.

The asset purchase agreement mentioned above is subject to certain conditions precedent, as are usual in this type of transaction. The price of the acquisition is US$107 million, plus a variable amount of up to US$13 million in inventories. Such price will be paid once the conditions precedent mentioned above are satisfied and the transaction closes.

As a consequence of this operation, once consummated, Arauco will produce, in Canada and the United States of America, the annual amount of 3.5 million cubic meters of panels through the operation of ten mills (eight in the United States and two in Canada).

Arauco considers that this transaction, once consummated, will have positive effects on the Company’s results, notwithstanding that said effects are not quantifiable at this time.

2) The authorization for the issuance and publication of these Consolidated Financial Statements for the period from January 1 to December 31, 2013 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 502 held on March 7, 2014.

Subsequent to December 31, 2013 and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A. Fourth Quarter 2013 Results March 10th, 2014

Interim Review Fourth Quarter 2013 Results

March 10th, 2014

3 4 8 10 12 13 14	Highlights Consolidated Income Statement Analysis Review by Business Segment Balance Sheet Analysis Financial Ratios Fourth Quarter and Subsequent Events Financial Statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL Friday, March 14th , 2014 12:00 Santiago time 11:00 Eastern time (New York) Please Dial: +1 (412) 317-6776 from USA +1 (877) 317-6776 from other countries Password: Arauco

2

Interim Review Fourth Quarter 2013 Results

March 10th, 2014

HIGHLIGHTS

•	According to the new IFRS-11, our Montes del Plata Joint Venture is considered a “joint operation” so starting year 2013 (and also applicable to year 2012) we are including proportionally our 50% share of assets, liabilities, revenues and costs of Montes del Plata in our Financial Statements. Hence, quarterly periods shown in this report may not be comparable. In some cases we only will include full year figures

•	Arauco’s consolidated sales reached US$ 5,145.5 million for FY2013, a 19.7% increase compared to that of 2012. This increase is mainly explained by higher average pulp prices and volume sales and the full year consolidation of Flakeboard

•	Our FY2013 Adjusted EBITDA reached US$ 1,143.4 million, an increase of 32.7% compared to the US$ 861.7 million obtained in FY2012

•	Arauco’s consolidated net income for FY2013 reached US$ 418.6 million, an increase of 191.6% or US$ 275.1 million compared to the US$ 143.5 million obtained in FY2012

•	Capital expenditures during 2013 reached US$ 864.5 million, a decrease of 36.8% when compared to the US$ 1,368.8 million invested during 2012

Key Figures
In U.S. Million	4Q 13	3Q 13	4Q 12	QoQ	YoY	FY 2013	FY 2012	YoY

Sales	1,269.6	1,334.9	1,201.9	–4.9%	5.6%	5,145.5	4,298.7	19.7%
Cost of sales	(880.1)	(926.5)	(910.8)	–5.0%	–3.4%	(3,557.2)	(3,163.4)	12.4%
Gross margin	389.5	408.4	291.2	–4.6%	33.8%	1,588.3	1,135.2	39.9%
Operating income (1)	110.4	142.5	31.3	–22.5%	252.4%	520.0	202.8	156.4%
Net income	45.5	117.0	81.7	–61.1%	–44.3%	418.6	143.5	191.6%
Adjusted EBITDA	242.1	319.4	269.7	–24.2%	–10.2%	1,143.4	861.7	32.7%
Adjusted EBITDA mg.	19.1%	23.9%	22.4%	–4.9%	–3.4%	22.2%	20.0%	2.2%
LTM(2) Adj. EBITDA	1,143.4	1,170.9	878.8	–2.4%	30.1%	1,143.4	861.7	32.7%
LTM Adj. EBITDA Mg	22.2%	23.1%	20.5%	–0.8%	1.7%	22.2%	20.0%	2.2%
Net financial debt(4)	4,359.3	NC	NC	NC	NC	4,359.3	4,473.6	–2.6%
Net financial debt / LTM Adj. Ebitda(4)	3.8x	NC	NC	NC	NC	3.8x	5.2x	–26.6%
LTM ROCE (3)(4)	4.9%	NC	NC	NC	NC	4.9%	2.2%	123.7%

FY2013, FY2012 and 4Q2013 include a 50% proportional consolidation of Montes del Plata

(1)	Operating income = Gross margin – Distribution costs – Administrative expenses
(2)	LTM = Last Twelve Months
(3)	LTM ROCE = LTM EBIT (1-Tax) / (Working capital + Fixed assets)
(4)	NC: Not comparable

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment
In U.S. Million	4Q 2013		3Q 2013		4Q 2012

Pulp(*)	516.4	40.7%	572.9	42.9%	520.7	43.3%
Panels(*)	474.0	37.3%	502.0	37.6%	424.1	35.3%
Sawn Timber(*)	215.8	17.0%	219.2	16.4%	208.2	17.3%
Forestry	54.3	4.3%	32.8	2.5%	41.4	3.4%
Others	9.0	0.7%	8.0	0.6%	7.5	0.6%

TOTAL	1,269.6	100%	1,334.9	100%	1,201.9	100%

(*)	Pulp, Panels and Sawn Timber division sales include energy

Consolidated Sales

Arauco’s consolidated sales for the fourth quarter of 2013 reached US$1,269.6 million, 4.9% lower than the US$ 1,334.9 million obtained during the third quarter of 2013. The main variances during this quarter were (i) a decrease in total sales of our pulp business, with an 11.0% decrease in volume sales partially offset by a 4.2% increase in average prices; (ii) a decrease in panels, mainly explained by a decrease of 1.0% in average prices, and a decrease of 4.8% in volume sales; and (iii) a decrease in total sales of our sawn timber business, with a 0.4% decrease in average prices and a 1.0% increase in volume sales.

Compared to the US$ 1,201.9 million obtained in the fourth quarter of 2012, consolidated sales were 5.6% higher, mainly explained by a 11.8% increase in total sales of our panels business, a 31.1% increase in total sales from our forestry business and a 3.7% increase in total sales of our sawn timber business.

Sales by Business Segment 4Q 2013 (*) Pulp, Panels and Sawn Timber division sales include energy

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

Production

During the fourth quarter of 2013, production volume of our Pulp business decreased to 668 thousand Adt, an 18.2% decrease compared to the 817 thousand Adt produced in the previous quarter. This was mainly due to a longer than expected maintenance stoppage at Nueva Aldea mill during the fourth quarter of 2013. Production volume in our panels division decreased 4.0% or 53 thousand m3 when compared to the previous quarter. The production volume from our Sawn timber division was steady at 733 thousand m3, the same as the third quarter of 2013.

Compared to the fourth quarter of 2012, production volume decreased 10.8% in our pulp division, our panel’s production increased 7.1% and our sawn timber production increased 10.9%.

Production by Business Segment

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

EBITDA Composition
In U.S. Million	4Q 13	3Q 13	4Q 12	QoQ	YoY	FY 2013	FY 2012	YoY

Net Income	45.5	117.0	81.7	–61.1%	–44.3%	418.6	143.5	191.6%
Financial costs	59.7	59.7	85.3	0.0%	–30.0%	232.8	236.7	–1.6%
Financial income	–2.8	–4.2	–4.9	–32.9%	–43.1%	–19.1	–23.5	–18.8%
Income Tax	46.5	29.3	9.1	58.7%	412.1%	130.4	166.8	–21.8%
EBIT	148.9	201.8	171.1	–26.2%	–13.0%	762.7	523.6	45.7%
Depreciation & amortization(*)	79.1	95.0	76.1	–16.7%	4.0%	317.6	252.4	25.9%
EBITDA	228.0	296.8	247.2	–23.2%	–7.8%	1,080.4	776.0	39.2%
Fair value cost of timber harvested	78.6	87.2	79.7	–9.9%	–1.4%	320.9	311.8	2.9%
Gain from changes in fair value of biological assets	–67.1	–66.0	–60.3	1.7%	11.3%	–269.7	–243.3	10.8%
Exchange rate differences	2.6	1.4	3.1	90.9%	–16.3%	11.8	17.2	–31.6%
Adjusted EBITDA	242.1	319.4	269.7	–24.2%	–10.2%	1,143.4	861.7	32.7%

(*)	3Q2013 includes US$ 19 million in amortization of investments in temporary forestry roads.

FY2013, FY2012 and 4Q2013 include a 50% proportional consolidation of Montes del Plata.

EBITDA

Consolidated Adjusted EBITDA for the fourth quarter of 2013 was US$ 242.1 million, 24.2% or US$ 77.3 million lower than the US$ 319.4 million reached during the previous quarter. In terms of EBITDA by business, during the fourth quarter of the year we had a decrease in our Sawn Timber and Panels divisions of 16.4% and 12.3%, respectively, and a decrease in our pulp and forestry division of 22.0% and 32.0% respectively. Our Pulp business was impacted by a decrease in pulp sales volumes of 11%, along with higher unitary costs of pulp. Our panels business dropped in sales volume (4%), impacting its quarterly EBITDA. Also, our 4Q EBITDA includes the indemnification provision agreed with the National Defense Council of the Valdivia mill case of near US$ 10 million.

Consolidated Adjusted EBITDA for the fourth quarter of 2013 was lower by 10.2% or US$ 27.6 million than the US$ 269.7 million reached in the same period of 2012.

Adjusted EBITDA Variation by Business Segment 3Q13 - 4Q13

(In US$ Million)

Adjusted EBITDA of 4Q2013 includes the consolidation of Montes del Plata, while Adjusted EBITDA of 3Q2013 does not.

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

Operating Income

Arauco’s consolidated operating income during the fourth quarter of the year reached US$ 110.4 million, a decrease of 22.5% or US$ 32.1 million compared to the US$ 142.5 million obtained during the third quarter of 2013. In terms of costs, during the fourth quarter of the year we had an increase in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 3.3% and 8.1% respectively, when compared to the third quarter of 2013, explained by a longer than expected maintenance stoppage in Nueva Aldea Mill. As a percentage of revenues, our Selling and Administrative Expenses was 22.0%, an increase if compared to the previous quarter that reached 19.9% of total revenues.

During the fourth quarter of 2013, Arauco’s operating income was 100.5% or US$ 55.4 million higher than the US$ 55.1 million reached in the same quarter of 2012. This is mainly due to an increase in Gross Margin by 42.4% or US$ 115.9 million.

Net Income

Net income for the fourth quarter of 2013 was US$ 45.5 million, a decrease of 61.1% or US$ 71.5 million compared to the US$ 117.0 million obtained in the third quarter of the year. This is mainly explained by a decrease in Operating income of 22.5% or US$ 32.0, an increase in Other operating Expenses by 234.6% or US$ 55,8 million, a 58.7% increase in taxes of US$ 55.8 million, a 33.4% or US$ 29.9 million decrease in Other income and was partially offset by a 33.4% or US$ 29.9 million increase in Other income, mainly explained by sales of non-core assets.

Consolidated net income in the fourth quarter of 2013 was 74.7% or US$ 134.4 million below the same period on 2012, where we had US$ 179.9 million. This is mainly explained by a decrease in other income on 56.4% or US$ 158.4 million; other operating expenses increased in 75.2% or US$ 34.1 million; depreciation increased in 31.4% or US$18.9 million; this effect was partially offset by an increase in the Operating income, of 100.5%, rising from US$ 55.1 million in the fourth quarter of 2012 to US$ 110.4 million on the same period in 2013.

Net Income Variation by Item 3Q13 - 4Q13

(In US$ Million)

Net Income of 4Q2013 includes a 50% proportional consolidation of Montes del Plata.

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

REVIEW BY BUSINESS SEGMENT

1- Pulp Division

The fourth quarter of 2013 showed a steady global demand. Some markets had a lower activity but the demand was compensated with higher demand in other zones. For example Europe still is in a difficult situation but in North America we had a better scenario, and Asia is steady. Prices of long fiber in Asia, the biggest market of this type of fiber, rose in the fourth quarter; the prices for short fiber were steady with some small increases.

Regarding the world inventories in the fourth quarter, long fiber inventories stood stable compared to the prior quarter, 27 days, but there was a decrease in October that helped with the rise of prices. Short fiber inventories decreased in 3 days, from 42 to 39 during the period, but the prices were not affected because the inventories remained at relatively high levels, 12 more days than long fiber and a market size slightly bigger.

Asia showed a stable demand and the main factor influencing prices was supply. The supply in long fiber was lower than expected partly due to startup problems in a new Russian mill. Prices rose more than 7% in the period. Supply of unbleached long fiber, during the first half of the year was already restricted due to the closure of production lines, and the consumption of the inventories resulted in a more than 10% price increase. Even in China the local prices of this product exceeded the price of Northern bleached softwood kraft pulp (NBSK).

However, short fiber prices only had a little increase, between 1.5% and 2%, mainly explained by an oversupply and new capacity start-up expectations: Montes del Plata and the new mill of Suzano in Brazil. The Asian paper market remains under heavy pressure and even when the inventories decreased, it was not enough to raise prices; therefore producers in general remained having low margins, except the case of Tissue margins have decreased but remain attractive.

In Europe the situation in general is more complex due to the decrease in economic activity reflected in lower demand for graphic paper and the closure of paper production lines, releasing even more pulp to the market. The above mentioned restricted the price increase even for the long fiber that only rose 4%, resulting in a price approximately 4% lower than the price in Asia, this gap was only 1.5% at the end of the third quarter. The short fiber situation is similar. Prices stood stable therefore the price gap with Asia increased, but in a lower grade than long fiber, reaching approximately the range of 2% and 3.5%.

Latin America followed world trends, with more attractive prices, but it is a relatively small market with low opportunities to increase sales volume. However, it is a relatively important market for unbleached long fiber.

The Fluff pulp market is very competitive, especially the Brazilian market which can be reached, with quite competitive conditions, by the capacity expansions of producers in the south of EEUU. In fact, it is more expensive to reach the north of Brazil with the mill of Alto Parana, north of Argentina, than with the mills in the south of EEUU.

During the fourth quarter, the production levels of Arauco were affected by the startup of the Nueva Aldea mill after the annual scheduled maintenance stop. This influenced the productions levels in October and partly November. The other mills of our Company kept normal production levels.

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

2- Sawn Timber Division

The real estate market and the construction market in the United States had an upturn during the year 2013, closing the year with 999,000 Housing Starts, which represent a growth of 17.5% when compared with the previous year. The actual levels of construction are still below the last 10 year average.

During the fourth quarter in the United States the price of moldings was steady without variations when compared with the third quarter, on the other hand the sales of molding in the United States showed a decrease, which is normal for this time of the year.

The markets showed a steady behavior during the fourth quarter. Prices did not show an important difference when compared with the previous quarter. Production volumes was in line with sales volume.

3- Panels Division

The sales of our panel division (MDF, PBO, Plywood and HB) during 2013 closed with a 46% increase respect to the prior year, while the sales in the fourth quarter of 2013 increased an 11% compared to the same quarter of 2012.

On the other hand, volume sales during 2013 increased 45% compared to 2012, and a 6% increase in the 4th quarter respect to the same quarter of 2012. This strong growth in volume is explained by supply of MDF and PBO from Flakeboard in North America and also because of the new MDF line in Jaguariaiva, Brazil.

During the fourth quarter of the year, plywood sales volume had a 4% drop compared to the third quarter of this year, and a 25% decrease in 2013 respect to 2012. This is mainly explained by higher sales from inventories that the Nueva Aldea mill had before the 2012 wildfire, and a lower production at the last months of 2013 due to the installment of new equipment in Arauco’s mill.

In the case of MDF, sales volume during the last quarter of 2013 decreased 6% respect to the prior quarter of the year due to lower shipments because of seasonal effects, and respect to the fourth quarter of 2012 the sales volume increased 11%. The accumulative volume sales during 2013 was nearly 50% higher than 2012. It is worth mentioning the recovery that has shown the MDF moldings, which is directly related with the recovery of the North American housing market, this recovery resulted in a 20% sales increase compared to 2012.

Sales volume of PBO experienced a decline of 4% compared to the third quarter of this year, explained by lower sales in the Argentinian and North American domestic market mainly in December. On the other hand when compared to the fourth quarter of 2012, volume sales increased 7% and the cumulative sales during 2013 grew 85% respect to the prior year. This increase was driven by our supply growth from the North American operations.

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current assets reached US$ 2,808.3 million at the end of the fourth quarter of 2013, an increase of 0.7% or US$ 20.1 million compared to the US$ 2,788.2 million obtained in the third quarter of 2013. When compared with the US$ 2,785.5 million reached in the same period last year, there was an increase of 0.8% or US$ 22.8 million.

•	Cash and cash equivalents:

As of December 2013 our cash balance reached US$ 667.2 million, a increase of 22.7% or US$ 123.5 million when compared to the US$ 543.7 million reached in the previous quarter.

In the fourth quarter of 2012, our cash and equivalents reached US$ 488.5 million. This was lower by 36.6% or US$ 178.7 million compared to December 2013.

•	Accounts receivables:

Accounts receivables reached US$ 711.7 million during the fourth quarter of 2013, a decrease of 2.7% or US$ 19.8 million compared to the third quarter of the year. When compared to the same quarter of 2012, accounts receivables decreased 14.9% or US$ 124.3 million.

Non-Current Assets

Non-current assets increased to US$ 11,685.1 million at December 2013, a US$ 891.6 million increase compared to the third quarter of the year, explained by the 50% proportional consolidation of Montes del Plata. When compared with the US$ 11,474.1 million reached in the same period last year, there was an increase of 1.8% or US$ 211.0 million.

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

Financial Debt

Arauco’s consolidated financial debt as of December 31, 2013 reached US$ 5,026.5 million, an increase of 1.3% or US$ 64.4 million when compared to 2012. Montes del Plata debt increased 30.2% or US$ 167.7 million from December 2012 to December 2013.

Our consolidated net financial debt decreased 1.8% or US$ 114.3 million when compared with December 2012.

Financial Debt
In U.S. Million	December 2013	December 2012

Short term financial debt	893.5	842.4
Long term financial debt	4,133.0	4,119.7
TOTAL FINANCIAL DEBT	5,026.5	4,962.1
Cash and cash equivalents	667.2	488.5
NET FINANCIAL DEBT	4,359.3	4,473.6

Montes del Plata debt 50%	723.3	555.6

December 2013 and 2012 include a 50% proportional consolidation of Montes del Plata

Debt by currency	Debt by instrument	Net Debt/ EBITDA

(*)	Chilean monetary unit indexed to inflation.

Does not consider the effect of debt in UF swapped to US Dollars

Financial Debt Profile

(In U.S. Million)

*	Includes accrued interest

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

FINANCIAL RATIOS

Financial Ratios
	4Q 13	3Q 13	4Q 12	FY 2013	FY 2012
Profitability
Gross margin	30.7%	30.6%	24.2%	30.9%	26.4%
Operating margin	8.7%	10.7%	2.6%	10.1%	4.7%
LTM(1) Adjusted EBITDA margin	22.2%	23.1%	20.5%	22.2%	20.0%
ROA (EBIT / Total assets)	4.2%	NC	NC	5.4%	3.8%
LTM ROCE (EBIT x (1–tax rate) / (Working Cap+Fixed assets)	4.9%	NC	NC	4.9%	2.2%
ROE (Net income / Equity)	2.6%	6.6%	4.7%	5.9%	2.1%

Leverage
Interest coverage ratio (Adj. EBITDA LTM / Financial costs)	4.9x	4.5x	3.8x	4.9x	3.6x
Net financial debt / Adjusted EBITDA LTM	3.8x	NC	NC	3.8x	5.2x
Financial debt / Total capitalization(2)	41.6%	NC	NC	41.6%	41.6%
Net financial debt / Total capitalization	36.1%	NC	NC	36.1%	37.5%
Financial debt / Shareholders’ equity	71.9%	NC	NC	71.9%	72.0%
Net financial debt / Shareholders’ equity	62.3%	NC	NC	62.3%	64.9%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

FY2013, FY 2012 and 4Q2013 include 50% proportional consolidation of Montes del Plata.

NC: Not comparable with other periods

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

FOURTH QUARTER AND SUBSEQUENT EVENTS

Nueva Aldea´s Plywood Mill start up

In December 2013 we completed the reconstruction of our Nueva Aldea’s plywood mill, which had been destroyed after a wildfire in January 2012. The new facility has an annual production capacity of 350,000 m3, and it required an investment of approximately US$ 190 million.

Sierra Pine

In January 2014 Arauco announced the intention of acquiring 3 panel mills from the company Sierra Pine in the USA. The mills are located in Medford, Oregon (MDF production), Martell, California (PBO production) and Springfield, Oregon (PBO production). This acquisition will represent an investment of US$ 107 million, and an estimated US$ 13 million in inventories. This deal is still pending the approval of the antitrust authorities.

MAPA Project received environmental approval

Chilean’s environmental entity approved the MAPA project, which includes among others, the construction of a 3rd pulp line in the Arauco mill with an annual capacity of 1.3 million Adt of short fiber pulp, and a cogeneration plant that will be able to generate up to 166 MW of surplus to be delivered to the national grid. The project also includes the closure of Arauco´s line 1, currently with an annual capacity of 300,000 Adt of short fiber. This project is still under technical and economic feasibility studies, and financing design, among other studies and pending approvals, which need to be completed before being presented to the board. This project will demand an investment of approximately US$ 2.100 million.

Montes del Plata Update

Montes del Plata, a joint venture between Stora Enso and ARAUCO in Uruguay, is giving its best effort to begin the start up process in March 2014. As of February it had 98% of completion.

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

FINANCIAL STATEMENTS

Consolidated Income Statement
In U.S. Million	4Q 13	3Q 13	4Q 12	FY 2013	FY 2012

Revenue	1,269.6	1,334.9	1,201.9	5,145.5	4,298.7
Cost of sales	(880.1)	(926.5)	(910.8)	(3,557.2)	(3,163.4)
Gross Income	389.5	408.4	291.2	1,588.3	1,135.2
Other operating income	119.5	89.6	141.8	385.1	408.3
Distribution costs	(132.9)	(131.8)	(122.1)	(523.6)	(452.8)
Administrative expenses	(146.2)	(134.2)	(137.7)	(544.7)	(479.6)
Other operating expenses	(79.5)	(23.8)	(17.7)	(136.8)	(105.3)
Other income (loss)	0.0	0.0	(0.1)	0.0	16.1
Financial income	2.8	4.2	4.9	19.1	23.5
Financial costs	(59.7)	(59.7)	(85.3)	(232.8)	(236.7)
Participation in (loss) profit in associates and joint ventures accounted through equity method	1.1	(5.1)	18.9	6.3	18.9
Exchange rate differences	(2.6)	(1.4)	(3.1)	(11.8)	(17.2)
Income Before Income Tax	92.0	146.3	90.8	548.9	310.3
Income tax	(46.5)	(29.3)	(9.1)	(130.4)	(166.8)
Net Income	45.5	117.0	81.7	418.6	143.5
Profit attributable to parent company	43.9	102.6	80.5	385.7	138.9
Profit attributable to non- parent company	1.7	14.5	1.2	32.9	4.7

(*)	FY2013, FY2012 and 4Q2013 include a 50% proportional consolidation of Montes del Plata.

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

Consolidated Balance Sheet
In U.S. Million	Dec 13	Dec 12

Cash and cash equivalents	667.2	488.5
Other financial current assets	3.1	6.1
Other current non-financial assets	189.0	221.2
Trade and other receivables, net	711.7	835.9
Related party receivables	8.2	8.9
Inventories	900.6	822.4
Biological assets. current	257.0	262.5
Tax receivables	61.2	57.0
Non-current assets classified as held for sale	10.4	83.1
Total Current Assets	2,808.3	2,785.5
Other non-current financial assets	48.8	69.6
Other non-current and non-financial assets	125.1	125.3
Non-current receivables	40.7	62.5
Investments accounted through equity method	349.4	382.4
Intangible assets	99.7	105.2
Goodwill	88.1	95.0
Property. plant and equipment	7,137.5	6,816.7
Biological assets. non-current	3,635.2	3,610.6
Deferred tax assets	160.6	206.8
Total Non-Current Assets	11,685.1	11,474.1
TOTAL ASSETS	14,493.4	14,259.6

Other financial liabilities, current	893.6	844.2
Trade and other payables	631.0	572.6
Related party payables	14.4	9.2
Other provisions. current	9.7	9.2
Tax liabilities	4.5	12.3
Current provision for employee benefits	3.8	3.9
Other current financial liabilities	125.0	95.3
Total Current Liabilities	1,682.0	1,546.7
Other non-current financial liabilities	4,157.0	4,133.9
Other non-current provisions	24.2	13.3
Deferred tax liabilities	1,462.3	1,455.1
Non-current provision for employee benefits	42.2	43.5
Other non-current financial liabilities	80.9	101.4
Total Non-Current Liabilities	5,766.5	5,747.1
Non-controlling participation	52.2	74.4
Net equity attributable to parent company	6,992.3	6,891.3
TOTAL LIABILITIES AND EQUITY	14,493.0	14,259.6

December 2013 and December 2012 includes the consolidation of Montes del Plata, September 2013 not.

For more details on Arauco’s financial statements. please refer to www.svs.cl or www.arauco.cl

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Interim Review Fourth Quarter 2013 Results

March 10th, 2014

Consolidated Statement of Cash Flows
In U.S. Million	FY 2013	FY 2012

Collection of accounts receivables	5,609.1	4,735.4
Collection from insurance claims	29.8	133.0
Other cash receipts (payments)	408.3	292.3
Payments of suppliers and personnel (less)	(4,888.3)	(4,337.2)
Dividends and other distributions received	0.0	0.0
Interest paid and received	(205.1)	(175.1)
Income tax paid	(55.3)	(203.2)
Other (outflows) inflows of cash, net	(0.8)	(2.8)
Net Cash Provided by (Used in) Operating Activities	897.7	442.4
Capital Expenditures	(864.5)	(1,368.8)
Other investment cash flows	176.9	23.0
Net Cash Provided by (Used in) Investing Activities	(687.6)	(1,345.8)
Proceeds from borrowings	1,351.7	2,230.2
Repayments of borrowings	(1,216.9)	(976.4)
Dividends paid	(140.1)	(196.8)
Other inflows of cash, net	(2.5)	(1.5)
Net Cash Provided by (Used in) Financing Activities	(7.8)	1,055.5
Total Cash Inflow (Outflow) of the Period	202.3	152.0
Effect of exchange rate changes on cash and cash equivalents	(23.6)	0.1
Cash and Cash equivalents. at beginning of the period	488.5	336.4
Cash and Cash Equivalents at end of the Period	667.2	488.5

FY2013 and FY2012 Includes consolidation of Montes del Plata

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact: José Luis Rosso jose.rosso@arauco.cl Phone: (56-2) 2461 7221 José Miguel Vicuña Jose.vicuna@arauco.cl Phone: (56-2) 2461 7569

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